Filed Pursuant to Rule 424(b)(2)
Registration No. 333-273159

PROSPECTUS SUPPLEMENT

(To prospectus dated July 7, 2023)

ORIX CORPORATION

US$500,000,000 5.400% Senior Notes due 2035

We will issue an aggregate principal amount of U.S.$500,000,000 of senior notes due February 25, 2035, or the notes.

The notes will bear interest commencing February 25, 2025 at a per annum rate of 5.400%, payable in arrears on February 25 and August 25 of each year, with the first interest payment to be made on August 25, 2025. The notes will not be redeemable prior to maturity, except as set forth under “Description of Notes—Optional Tax Redemption” in this prospectus supplement, and will not be subject to any sinking fund.

The notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The notes are not and will not be listed on any securities exchange.

Investing in the notes involves risks. You should carefully consider the risk factors set forth in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or the SEC, and in the “Risk Factors” section beginning on page S-9 of this prospectus supplement before making any decision to invest in the notes.

	Per Note	Total
Public offering price(1)	100.000%	$500,000,000
Underwriting discount	0.450%	$2,250,000
Proceeds, before expenses, to ORIX(1)	99.550%	$497,750,000

(1)	Plus accrued interest from February 25, 2025, if settlement occurs after that date.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form through the book-entry delivery system of The Depository Trust Company, or DTC, for the accounts of its participants, including Clearstream Banking S.A., or Clearstream, and Euroclear Bank SA / NV, or Euroclear, on or about February 25, 2025.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities	Citigroup	J.P. Morgan	Morgan Stanley

ANZ	BNP PARIBAS	Crédit Agricole CIB	Daiwa Capital Markets

Deutsche Bank Securities	Mizuho	Nomura	SMBC NIKKO

The date of this prospectus supplement is February 18, 2025.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes and also adds to, updates and changes information contained in the base prospectus filed with the SEC dated July 7, 2023, and the documents incorporated by reference in this prospectus supplement. The second part is the above-mentioned base prospectus, to which we refer as the “accompanying prospectus.” The accompanying prospectus contains a description of the senior debt securities and gives more general information, some of which may not apply to the notes. If the description of the notes in this prospectus supplement differs from the description in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus.

We have not authorized any other person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement, in the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We are not responsible for, and can provide no assurance as to the accuracy of, any other information that any other person may give you. We are not making, nor are the underwriters making, an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, including any information incorporated by reference herein or therein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Unless the context otherwise requires, references in this prospectus supplement to “ORIX” refer to ORIX Corporation, and to “we,” “us,” “our,” “ORIX Group” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the notes.

Our consolidated financial statements, including our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2024, incorporated by reference herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our unaudited condensed interim consolidated financial statements as of and for the nine months ended December 31, 2024, included elsewhere herein, which is comprised of our condensed interim consolidated balance sheet, our condensed interim consolidated statements of income and comprehensive income and notes to our condensed interim consolidated financial statements, have been prepared in accordance with Article 5, Paragraph 4 of the Standards for the Preparation of Interim Financial Statements of the Tokyo Stock Exchange Inc., or the Standards, and U.S. GAAP, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards. Accordingly, our unaudited condensed interim consolidated financial statements are not a complete set of condensed financial statements in accordance with U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus supplement contains a translation of certain Japanese yen amounts into U.S. dollars solely for your convenience.

Certain monetary amounts, ratios and percentage data included in this prospectus supplement have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

Representation of Gross Recipient Status upon Initial Distribution

By subscribing for the notes, an investor will be deemed to have represented that it is a “Gross Recipient.” A “Gross Recipient” for this purpose is (i) a beneficial owner that is, for Japanese tax purposes, neither (x) an individual resident of Japan or a Japanese corporation, nor (y) an individual non-resident of Japan

S-iii

or a non-Japanese corporation that in either case is a person having a special relationship with the issuer of the notes as described in Article 6, paragraph (4) of the Act on Special Measures Concerning Taxation of Japan (Act No. 26 of 1957, as amended, or the “Act on Special Measures Concerning Taxation”), (ii) a Japanese financial institution, designated in Article 3-2-2, paragraph (29) of the Cabinet Order relating to the Act on Special Measures Concerning Taxation (Cabinet Order No. 43 of 1957, as amended, or the “Cabinet Order”), that will hold notes for its own proprietary account, or (iii) an individual resident of Japan or a Japanese corporation whose receipt of interest on the notes will be made through a payment handling agent in Japan as defined in Article 2-2, paragraph (2) of the Cabinet Order. As part of the initial distribution by the underwriters at any time, the notes are not to be directly or indirectly offered or sold to, or for the benefit of, any person other than a Gross Recipient or to others for re-offering or re-sale, directly or indirectly, to, or for the benefit of, any person other than a Gross Recipient.

Prohibition of Sales to EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No. 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and, therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of Sales to U.K. Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the “FSMA”), and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “U.K. Prospectus Regulation”). Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate” and similar expressions, identify forward-looking statements. Forward-looking statements, which include statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk” of our annual report on Form 20-F for the fiscal year ended March 31, 2024 and statements contained in our report on Form 6-K furnished to the SEC on January 21, 2025 and our unaudited condensed interim consolidated financial statements as of and for the nine months ended December 31, 2024, included elsewhere herein, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F and in the “Risk Factors” section of this prospectus supplement. Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus supplement, and you should not consider the factors discussed here or in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F to be a complete set of all potential risks or uncertainties.

The forward-looking statements included or incorporated by reference in this prospectus supplement are made only as of the dates on which such statements were made. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision.

ORIX CORPORATION

Overview

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. We were founded as a Japanese corporation in 1964 in Osaka, Japan, as Orient Leasing Co., Ltd., a specialist in equipment leasing. Over the succeeding decades, we have grown from a leasing specialist to become one of Japan’s leading financial services companies, providing a broad range of commercial and consumer finance products and services to Japanese and overseas customers. Since April 1, 2020, our reportable segments are organized into ten business segments, which are:

•

Corporate Financial Services and Maintenance Leasing. Our Corporate Financial Services and Maintenance Leasing business segment consists of our finance and fee business, leasing and rental of automobiles and electronic measuring instruments and ICT-related equipment. In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we focus on small and medium-sized enterprises and individual customers, as well as large corporate customers, using our expertise stemming from our large number of fleets under management and one-stop automobile-related services. In our rental business, which is operated by ORIX Rentec Corporation, we provide lending services for electronic measuring instruments and ICT-related equipment and also develop new services relating to robots, 3D printing and other technologies.

•

Real Estate. Our Real Estate business segment consists of real estate development, rental and management, facility operation, and real estate asset management. In the real estate development, rental and management business, we dynamically invest in logistics facilities and rental condominiums that are in high demand, in addition to other properties. For example, in May 2024 we completed construction of Atsugi III Logistics Center, a large-scale logistics facility in Kanagawa prefecture, Japan, which is among the largest of the Real Estate business segment’s facilities. The facilities operations business handles accommodations, such as hotels and Japanese inns, as well as aquariums, training facilities, baseball stadiums and theaters.

•

PE Investment and Concession. Our PE Investment and Concession business segment is engaged in two core business activities: private equity investment and concession. Our private equity business capitalizes on our expertise and collective strength to expand investment in focused industries and increase value through rollups and alliances with existing investees. In our concession business, we started operating Kansai International Airport and Osaka Itami Airport in April 2016 as the first privately owned full-scale operation business for an airport in Japan, and have been operating Kobe Airport since April 2018. All three airports are operated by Kansai Airport Co., Ltd., which was established by a consortium with ORIX and VINCI Airports of France as its principal members. In addition, we proactively engage in the operation of public infrastructures other than airports, such as waste water treatment, water supply, industrial waterworks and sewerage.

•	Environment and Energy. Our Environment and Energy business segment consists of domestic and overseas renewable energy, electric power retailing, our Energy Service Company (“ESCO”) services relating to energy saving, sales of solar panels and recycling and waste management. In July 2021, we acquired 80% of the shares of Elawan Energy S.L., or Elawan, a global renewable energy company headquartered in Madrid, Spain, focused on the development and ownership of wind and solar photovoltaic power plants, and we acquired the remaining shares of Elawan in February 2023, making it a wholly owned subsidiary. In addition, in June 2021, we completed the construction of the Yorii Biogas Plant in Saitama prefecture, Japan, which is one of the largest biogas power generation facilities in Japan that uses general waste. Further, in our solar power business, we have secured abundant solar power production capacity and are operating many projects, making us one of the largest solar power producers in Japan.

•

Insurance. Our Insurance business segment consists of our life insurance business, including medical insurance. Our life insurance business operates principally through ORIX Life Insurance Corporation, or ORIX Life Insurance, which was founded in 1991 and operates mainly through agents, banks and other financial institutions, face-to-face sales through our own consulting services, and online sales.

•

Banking and Credit. Our Banking and Credit business segment consists of our banking business, with a focus on real estate investment loans and consumer finance, including card loans, guarantees of unsecured loans handled by other financial institutions and housing loans. Our banking business operates principally through ORIX Bank Corporation, or ORIX Bank, which inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. Our consumer finance business operates principally through ORIX Credit Corporation, or ORIX Credit, which offers card loans and other financing services. In March 2024, we sold 66% of the shares of ORIX Credit to NTT Docomo, Inc., or Docomo, and started a joint venture with Docomo to leverage our expertise in retail finance and Docomo’s significant customer base and data.

•

Aircraft and Ships. Our Aircraft and Ships business segment consists of aircraft leasing and management and ship-related finance and investment businesses. These businesses include leasing, financing, management, investment, intermediary and sales activities with respect to aircrafts and ships. In November 2018, we acquired a 30% stake in Avolon Holdings Limited, a leading global aircraft leasing company located in Ireland.

•

ORIX USA. Our ORIX USA business segment consists of finance, investment and asset management in the Americas. In the United States, asset management is the focus of our efforts to expand our non-finance business, and we have a high level of expertise in the field of corporate finance, securities investment, principal investment, loan origination and servicing and fund management. On December 16, 2020, Boston Financial Investment Management, LP, a wholly-owned subsidiary of ORIX Corporation USA, completed the acquisition of Boston Capital’s low-income housing tax credit fund portfolio.

•

ORIX Europe. Our ORIX Europe business segment consists of asset management of global equity and fixed income with a focus on Europe and the United States. With ORIX Corporation Europe N.V., or ORIX Europe, as the holding company, Robeco Institutional Asset Management B.V., or Robeco, and Transtrend B.V., each headquartered in the Netherlands, and Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc., each headquartered in the United States, ORIX Europe is engaged in the asset management business by providing stock and bond investment products. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, ORIX Europe conducts M&A activities to expand investment products and assets under management.

•

Asia and Australia. Our Asia and Australia business segment consists of finance and investment businesses in Asia and Australia. Our Asia and Australia subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our Asia and Australia subsidiaries also invest in private equity in Asian countries, particularly in China.

We had total revenues of ¥2,814,361 million and ¥2,154,484 million and net income attributable to ORIX Corporation shareholders of ¥346,132 million and ¥271,777 million for the fiscal year ended March 31, 2024 and for the nine months ended December 31, 2024, respectively. Our total assets as of March 31, 2024 and December 31, 2024 were ¥16,322,100 million and ¥16,917,024 million, respectively. Net income attributable to ORIX Corporation shareholders as a percentage of average total assets, or ROA, based on period-beginning and period-ending balances was 2.19% and 2.18% for the fiscal year ended March 31, 2024 and for the nine months ended December 31, 2024, respectively, each on a consolidated basis. ROA for the nine months ended December 31, 2024 is an annualized figure.

Company Information

Our head office is located at World Trade Center Building, SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan. Our telephone number is +81-3-3435-3116. Our internet site is found at https://www.orix.co.jp. The information on our internet site is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

Overview

Following the global financial crisis, we took steps to position ourselves for strong performance, including by maintaining a diversified business portfolio and a diversified and stable funding base. As a result, we achieved a record high net income attributable to ORIX Corporation shareholders of ¥346.1 billion for the fiscal year ended March 31, 2024, an increase of 19.2% from the previous fiscal year. Further, we achieved a return on equity, or ROE, of 9.2% for the fiscal year ended March 31, 2024. For the nine months ended December 31, 2024, our net income attributable to ORIX Corporation shareholders was ¥271.8 billion, compared to ¥219.2 billion for the same period of the previous fiscal year, representing an increase of 24.0%. ROE for the nine months ended December 31, 2024 was 9.0% on an annualized basis. We believe the following strengths have allowed us to grow our profitability:

•

Diversified business. We have continued to manage risk by maintaining a well-diversified business portfolio across our ten operating segments. Each of our business segments has a different risk profile, which mitigates adverse effects from the changing business environment and helps to stabilize group-wide profitability. We have also increased synergies by improving knowledge sharing across our ten business segments. Our ability to adapt our business model to a constantly changing business environment has helped us achieve our 59 years of continuous profitability. In addition, we have continued to maintain our return on assets at a certain level while keeping total segment assets relatively flat through a disciplined process of asset replacement based on asset efficiency. All ten of our business segments achieved profitability for the nine months ended December 31, 2024, and segment profits grew for the Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Insurance, Aircraft and Ships and ORIX Europe segments, while the Environment and Energy, Banking and Credit, ORIX USA and Asia and Australia segments experienced a decline in profits for such period as compared to the same period of the previous fiscal year.

•

Strong Capital Base. As of March 31, 2024, our debt-to-equity ratio, calculated as short-term debt plus long-term debt, including deposits, divided by ORIX Corporation shareholders’ equity, was 2.1x, a decrease from 2.2x as of March 31, 2023, and our debt-to-equity ratio excluding deposits was 1.6x, relatively unchanged from 1.6x as of March 31, 2023. As of December 31, 2024, our debt-to-equity ratio including deposits was 2.2x and our debt-to equity ratio excluding deposits was 1.6x.

•

Ample liquidity. We are focused on our liquidity position to maintain a buffer against sudden declines in financial markets. We implement measures to retain excess liquidity and decrease short-term liquidity risks by pursuing longer maturities on our borrowings, reducing CP, and maintaining sufficient cash levels and secured committed credit facilities. As of December 31, 2024, our total balance of cash and cash equivalents and unused committed credit facilities was ¥1,387.0 billion. We excluded ORIX Bank and ORIX Life Insurance from the calculation of our cash and cash equivalents and our unused committed credit facilities and the figure above reflects this adjustment.

The ORIX Group operates various businesses in its global network that spans approximately 30 countries and regions around the globe.

Funding Structure

We have continued to maintain a stable financial base which has allowed us to control our overall funding costs and manage our liquidity, primarily through:

•	Diversified funding sources. To maintain our financial stability and support future investments, we maintain a diverse funding base. Of our total funding obligations (which includes short-term debt,

long-term debt and deposits), as of December 31, 2024, 53% is from borrowings from financial institutions, 27% is from deposits held by our bank subsidiaries and 20% is from a combination of overseas and domestic bonds, asset-backed securities, commercial mortgage-backed securities and commercial paper.

•

Maintaining longer maturities while controlling funding costs. We manage our funding liabilities through maintaining longer maturities. Our ratio of long-term debt to total debt (short-term debt plus long-term debt), excluding deposits, reached 89% as of December 31, 2024. Over the last several years, our long-term debt ratio has remained stable and we have also been able to control our funding costs.

We also employ staggered interest repayment dates and endeavor to reduce refinancing risk by leveling out annual redemption amounts in our borrowings from financial institutions and staggering bond maturities.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the section entitled “Description of Senior Debt Securities” in the accompanying prospectus.

Issuer	ORIX Corporation

Notes offered	US$500,000,000 aggregate principal amount of 5.400% notes due 2035.

Maturity date	February 25, 2035.

Issue price	100.000% of the principal amount plus accrued interest from February 25, 2025, if settlement occurs after that date.

Interest payment dates	Interest on the notes will be payable on February 25 and August 25 of each year, beginning on August 25, 2025.

Interest rate	5.400% per annum from February 25, 2025.

Calculation of interest	Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking	The notes will be ORIX’s direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of ORIX’s other unsecured and unsubordinated debt.

Additional amounts	All payments of principal and interest on the notes will be made without withholding or deduction for or on account of any taxes unless such withholding or deduction is required by law. Payments of interest on the notes generally will be subject to Japanese withholding tax unless the beneficial owner of the notes establishes that it is not a Japanese corporation, an individual resident of Japan, or an individual non-resident of Japan or a non-Japanese corporation that in either case is a specially-related person of ORIX for Japanese tax purposes. See “Tax Considerations—Japanese Tax Considerations” in this prospectus supplement. If payments of principal or interest on the notes are subject to withholding or deduction under Japanese tax law, we will pay such additional amounts, subject to certain exceptions, as will result in the receipt by the holder of such amount as would have been received by it had no such deduction or withholding been required. See “Description of Notes—Additional Amounts” in this prospectus supplement. References to principal or interest in respect of the notes include any additional amounts which may be payable by us with respect thereto.

Optional tax redemption	If, due to changes in or amendments to Japanese law occurring on or after the issue date of the notes, we would be required to pay additional amounts as described under “Description of Notes—

Additional Amounts” in this prospectus supplement, we may redeem each series of the notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the relevant series of notes plus accrued interest to the redemption date. For a more complete description, see “Description of Notes—Optional Tax Redemption” in this prospectus supplement.

Markets	We are offering the notes only in jurisdictions in the United States, Europe and Asia, subject to certain exceptions, where the offering is permitted, and in all cases in compliance with applicable laws and regulations. See “Underwriting” in this prospectus supplement for more information.

Form and denominations	The notes of each series will be issued in fully registered form, without coupons, in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and will be represented by one or more global notes. The notes of each series will be issued in the form of global securities deposited with a custodian for DTC. Beneficial interests in the notes may be held through DTC, Clearstream or Euroclear. For more information about global securities held by DTC through DTC, Clearstream or Euroclear, you should read “Clearance and Settlement” in the accompanying prospectus.

Covenants	The indenture relating to the notes contains restrictions on our ability to incur liens and merge or transfer assets. For a more complete description see “Description of Notes—Negative Pledge” in this prospectus supplement and “Description of Senior Debt Securities—Covenants” in the accompanying prospectus.

Further issuances	We reserve the right, from time to time, without the consent of the holders of a series of notes, to issue additional notes on terms and conditions identical to such series of notes, which additional notes may increase the aggregate principal amount of and may be consolidated and form a single series with, the outstanding notes of the relevant series; provided that any additional notes that are so consolidated must be fungible with the outstanding notes of the relevant series for U.S. federal income tax purposes. We may also issue other securities under the indenture that have different terms from the notes.

Governing law	The notes will be and the indenture is governed by and construed in accordance with the laws of the State of New York.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes.

Listing	The notes will not be listed on any securities exchange.

Trustee	The Bank of New York Mellon

Paying agent and Registrar	The Bank of New York Mellon

Risk factors	You should carefully consider all of the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus before investing in the notes. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning on page S-9 of this prospectus supplement and under “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F.

Lock-up agreement	We have agreed with the underwriters to restrictions on issuances and sales of certain U.S. dollar-denominated notes by ORIX which are SEC registered or otherwise publicly offered, or are listed on any securities exchange, for a period of 30 days from the closing of the offering, as described in greater detail in this prospectus supplement under “Underwriting.”

Clearance and settlement	Each series of notes has been accepted for clearance through DTC, Euroclear and Clearstream.

Delivery of the notes	Delivery of the notes is expected on or about February 25, 2025.

Security codes	The security codes for the notes are:

CUSIP No.: 686329 AB9

ISIN: US686329AB98

Other terms	For more information on the terms of the notes, see “Description of Notes” in this prospectus supplement and “Description of Senior Debt Securities” in the accompanying prospectus.

RISK FACTORS

Investing in the notes involves risks. You should consider carefully the risks relating to the notes described below, as well as the other information presented in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus, before you decide whether to invest in the notes. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and the trading price and liquidity of the notes offered could decline, in which case you may lose all or part of your investment.

This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below, elsewhere in this prospectus supplement and in “Item 3. Key Information—Risk Factors” of our annual report on Form 20-F for the fiscal year ended March 31, 2024.

Risks relating to the offering

The notes are unsecured obligations of ORIX, structurally subordinated and do not entitle holders to receive specific security interests

The notes are unsecured obligations of ORIX and will be structurally subordinated to debt obligations of our subsidiaries, as well as other obligations of our subsidiaries, such as life insurance. A substantial portion of our outstanding long-term indebtedness consists of debt of our subsidiaries.

A portion of our debt is secured by our assets. See Note 14 to the consolidated financial statements in our report on Form 20-F submitted to the SEC on June 27, 2024. In addition, as is common with most Japanese corporations, our loan agreements relating to short-term and long-term debt with Japanese banks and some insurance companies provide that our assets are subject to pledges as collateral at any time if requested by the lenders. Lenders whose loans constitute a majority of our indebtedness have the right to request that we pledge assets to secure their loans. Although we have not received any requests of this kind from our lenders, there can be no assurance that our lenders will not request us to provide such collateral in the future. Most of these loan agreements, and some other loan agreements, contain rights of the lenders to offset cash deposits held by them against loans to us under specified circumstances.

Whether the provisions in our loan agreements and debt arrangements described above can be enforced will depend upon factual circumstances. However, if they are enforced, the claims of these lenders and banks would have priority over our assets and would rank senior to the claims of holders of the notes.

There is no prior market for the notes, and if a market develops, it may not be liquid

We do not intend to list the notes on any securities exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes, and they may stop at any time. Further, there can be no assurance as to the liquidity of any market that may develop for the notes or the prices at which you will be able to sell your notes, if at all. Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our financial condition and results of operations;

•	the then-current ratings assigned to the notes;

•	the market for similar securities; and

•	declining general economic conditions.

Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes; and

•	level, direction and volatility of market interest rates in general.

We are not restricted in our ability to dispose of our assets by the terms of the notes

The indenture governing the notes contains a negative pledge covenant that prohibits us from pledging assets to secure other bonds or similar debt instruments unless we make a similar pledge to secure the notes offered by this prospectus supplement and the accompanying prospectus. However, we are generally permitted to sell or otherwise dispose of substantially all of our assets to another corporation or other entity under the terms of the notes. If we decide to dispose of a large amount of our assets, you will not be entitled to declare an acceleration of the maturity of the notes, and those assets will no longer be available to support the notes.

The indenture and the notes do not contain any restrictions on our ability to pay dividends, incur indebtedness or issue or repurchase securities and provide holders with limited protection in the event of a change in control

The indenture and the notes do not contain any financial covenants or other restrictions on our ability to pay dividends on our shares of common stock, our ability to incur additional debt, including senior indebtedness (except as set forth in “Description of Notes—Negative Pledge”), or our ability to issue new securities or repurchase our outstanding securities. In addition, the indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or change in control of ORIX.

Changes in the ratings of the notes may have an adverse effect on the market price and liquidity of the notes

The notes have received credit ratings from certain credit rating agencies. Such ratings are not recommendations to buy, sell or hold the notes, are limited in scope, and do not address all material risks relating to an investment in the notes, but reflect only the view of each rating agency at the time the rating is issued. There is no assurance that such credit ratings will remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if in each rating agency’s judgment, circumstances so warrant. A downgrade or potential downgrade in these ratings or the assignment of new ratings that are lower than existing ratings could reduce the population of potential investors in the notes and adversely affect the price and liquidity of the notes.

SELECTED FINANCIAL DATA

The tables below set forth selected consolidated financial data as of and for the fiscal years ended March 31, 2020, 2021, 2022, 2023 and 2024, which have been derived primarily from our audited consolidated financial statements as of and for such periods, and as of December 31, 2024 and for the nine months ended December 31, 2023 and 2024, which have been derived primarily from our unaudited condensed interim consolidated financial statements as of and for such periods included elsewhere herein.

	For the fiscal year ended March 31,					For the nine months ended December 31,
	2020	2021	2022	2023	2024	2023	2024
	(In millions of yen)
Income statement data:(1)(2)
Total revenues	¥2,283,000	¥2,292,357	¥2,508,043	¥2,663,659	¥2,814,361	¥2,043,756	¥2,154,484
Total expenses	2,010,648	2,033,884	2,215,160	2,327,736	2,453,648	1,777,749	1,863,760
Operating income	272,352	258,473	292,883	335,923	360,713	266,007	290,724
Equity in net income of equity method investments	65,173	822	24,565	22,081	36,774	32,422	48,367
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	74,081	23,300	191,999	33,000	72,488	11,578	44,286
Bargain purchase gain	955	4,966	0	1,174	0	0	0
Income before income taxes	412,561	287,561	509,447	392,178	469,975	310,007	383,377
Net income	306,724	196,814	322,853	296,933	338,587	217,625	271,699
Net income (loss) attributable to the noncontrolling interests	3,640	4,453	5,477	6,561	(7,682)	(1,645)	(265)
Net income (loss) attributable to the redeemable noncontrolling interests	384	(23)	0	32	137	65	187
Net income attributable to ORIX Corporation shareholders	302,700	192,384	317,376	290,340	346,132	219,205	271,777
Segment data:
Segment profit (loss)(3)(4)(5)(6)(7):
Corporate Financial Services and Maintenance Leasing	65,986	62,827	243,040	76,739	83,244	60,664	66,214
Real Estate	80,219	24,996	32,798	52,532	67,055	52,304	59,656
PE Investment and Concession	44,216	3,694	(11,339)	3,159	43,967	23,334	66,181
Environment and Energy	12,232	28,042	2,632	37,173	38,072	25,887	13,165
Insurance	44,722	55,110	58,403	63,344	70,826	54,007	61,735
Banking and Credit	39,056	48,059	41,914	38,127	97,353	27,356	22,085
Aircraft and Ships	52,940	10,680	3,317	30,486	44,366	28,988	44,598
ORIX USA	56,930	43,917	80,118	58,608	27,931	35,586	27,836
ORIX Europe	44,797	38,820	48,547	44,486	41,638	30,422	38,141
Asia and Australia	16,962	15,352	56,421	43,856	47,069	30,043	27,904

	As of March 31,					As of December 31, 2024
	2020	2021	2022	2023	2024
	(In millions of yen except number of shares)
Balance sheet data:(1)(2)
Net investment in leases(8)	1,080,964	1,029,518	1,057,973	1,087,563	1,155,023	1,195,851
Installment loans(8)	3,779,697	3,705,660	3,899,503	3,905,026	3,958,814	4,042,632
Allowance for doubtful receivables on finance leases and probable loan losses(9)	(56,836)	0	0	0	0	0
Allowance for credit losses(9)	0	(79,995)	(71,415)	(65,373)	(58,110)	(58,227)
Investment in operating leases	1,400,001	1,408,189	1,463,202	1,537,178	1,868,574	2,064,031
Investment in securities	2,186,896	2,578,023	2,761,698	2,852,378	3,263,079	3,357,514
Property under facility operations	562,485	491,855	561,846	620,994	689,573	676,231
Others	4,114,321	4,429,832	4,607,877	5,351,619	5,445,147	5,638,992

Total assets	¥13,067,528	¥13,563,082	¥14,280,684	¥15,289,385	¥16,322,100	¥16,917,024

Short-term debt	¥336,832	¥307,269	¥439,639	¥508,796	¥574,095	¥737,905
Long-term debt	4,279,354	4,416,833	4,427,046	5,209,723	5,626,376	5,767,687
Deposits	2,231,703	2,317,785	2,276,158	2,246,345	2,245,835	2,374,983
Common stock	221,111	221,111	221,111	221,111	221,111	221,111
Additional paid-in capital	257,638	259,361	260,479	233,169	233,457	234,054
ORIX Corporation shareholders’ equity	2,993,608	3,028,456	3,304,196	3,543,607	3,941,466	4,086,346
Number of issued shares	1,324,629,128	1,285,724,480	1,258,277,087	1,234,849,342	1,214,961,054	1,214,961,054
Number of outstanding shares(10)	1,254,471,656	1,217,338,316	1,193,399,778	1,170,305,869	1,151,485,206	1,136,167,890
Segment data:
Segment assets(3)(4)(5)(6)(7):
Corporate Financial Services and Maintenance Leasing	¥2,098,415	¥1,940,998	¥1,758,104	¥1,763,967	¥1,777,320	¥1,840,241
Real Estate	1,123,511	1,003,339	1,017,307	1,049,180	1,110,087	1,152,116
PE Investment and Concession	454,084	587,988	545,224	869,866	1,066,647	981,845
Environment and Energy	589,731	586,835	813,099	889,529	976,434	955,021
Insurance	2,288,733	2,525,596	2,655,229	2,646,205	2,921,927	3,005,315
Banking and Credit	2,794,817	2,925,538	2,957,805	2,953,785	2,934,217	3,060,801
Aircraft and Ships	659,380	660,843	760,733	808,943	1,169,641	1,325,638
ORIX USA	1,486,235	1,357,887	1,541,539	1,624,884	1,694,484	1,694,017
ORIX Europe	486,367	558,495	609,735	612,884	662,139	715,603
Asia and Australia	1,077,392	1,159,760	1,399,688	1,484,569	1,709,233	1,747,909

	As of and for the fiscal year ended March 31,					As of and for the nine months ended December 31,
	2020	2021	2022	2023	2024	2023	2024
	(In yen and dollars, except ratios and number of employees)
Key ratios (%, except D/E ratio)(11)
Return on ORIX Corporation shareholders’ equity, or ROE	10.3	6.4	10.0	8.5	9.2	8.0	9.0
Return on assets, or ROA	2.40	1.44	2.28	1.96	2.19	1.88	2.18
ORIX Corporation shareholders’ equity ratio	22.9	22.3	23.1	23.2	24.1	23.6	24.2
Debt-to-equity ratio (excluding deposits), or D/E ratio (excluding deposits)(12)	1.5x	1.6x	1.5x	1.6x	1.6x	1.6x	1.6x
Allowance/net investment in leases and installment loans(9)	1.2	0	0	0	0	0	0
Allowance for credit losses/net investment in leases and installment loans(9)	0	1.7	1.4	1.3	1.1	1.4	1.1
Per share data and employees:
ORIX Corporation shareholders’ equity per share(13)	¥2,386.35	¥2,487.77	¥2,768.72	¥3,027.93	¥3,422.94	¥3,237.25	¥3,596.60
Basic earnings per share for net income attributable to ORIX Corporation shareholders	237.38	155.54	263.72	245.98	298.55	188.68	237.46
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	237.17	155.39	263.42	245.65	298.05	188.39	237.03
Dividends applicable to fiscal year per share	76.00	78.00	85.60	85.60	98.60	—	—
Dividends applicable to fiscal year per share(14)	$0.71	$0.73	$0.70	$0.62	$0.66	—	—
Number of employees	31,233	33,153	32,235	34,737	33,807	35,165	33,796

(1)

Since April 1, 2023, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) has been adopted, with the transition date of April 1, 2021, using the modified retrospective transition approach. The information for the fiscal years ended March 31, 2020 and 2021 have not been retrospectively restated.

(2)

Since the fourth quarter of the fiscal year ended March 31, 2024, the presentation of equity method investment has been changed. As a result, certain line items presented in our consolidated statements of income for the fiscal years prior to the fiscal year ended March 31, 2024 and for the nine months ended December 31, 2023, and in our consolidated balance sheets for the fiscal years prior to the fiscal year ended March 31, 2024, have been retrospectively reclassified for this change.

(3)

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for fiscal year ended March 31, 2020 have been retrospectively restated.

(4)

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which was initially recorded in each respective segment, has been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for fiscal years prior to April 1, 2021 has been retrospectively restated.

(5)

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal years prior to April 1, 2022 have been retrospectively restated.

(6)

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal years prior to April 1, 2023 have been retrospectively reclassified.

(7)

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. In addition, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result of these changes, segment data as for the fiscal years prior to April 1, 2024, including the nine months ended December 31, 2023, have been retrospectively reclassified.

(8)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥111,430 million as of March 31, 2020. These sums included: (i) net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥10,264 million as of March 31, 2020, and (iii) installment loans individually evaluated for impairment of ¥85,820 million as of March 31, 2020. The sum of net investment in leases and installment loans considered non-performing amounted to ¥107,771 million, ¥106,182 million, ¥98,851 million and ¥109,381 million as of March 31, 2021, 2022, 2023 and 2024, respectively. These sums included: (i) net investment in leases considered non-performing of ¥18,925 million, ¥19,224 million, ¥16,841 million and ¥20,805 million as of March 31, 2021, 2022, 2023 and 2024, respectively, (ii) non-performing installment loans not individually assessed for credit losses of ¥28,181 million, ¥34,479 million, ¥33,706 million and ¥34,154 million as of March 31, 2021, 2022, 2023 and 2024, respectively, and (iii) non-performing installment loans individually assessed for credit losses of ¥60,665 million, ¥52,479 million, ¥48,304 million and ¥54,422 million as of March 31, 2021, 2022, 2023 and 2024, respectively.

(9)

Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses.

(10)

ORIX’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,476,828 shares, 2,154,248 shares, 1,963,282 shares, 2,800,866 shares and 2,727,686 shares as of March 31, 2020, 2021, 2022, 2023 and 2024, respectively, and 3,535,096 shares as of December 31, 2024.

(11)

Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances for the period. Return on assets is the ratio of net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances for the period. ROE and ROA for the nine months ended December 31, 2023 and 2024 are annualized figures. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/net investment in leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on finance Leases and probable loan losses to the sum of net investment in leases and installment loans. Allowance for credit losses/net investment in leases and installment loans is the ratio as of the period end of the allowance for credit losses on net investment in leases and installment loans to the sum of net investment in leases and installment loans.

(12)

Debt-to-equity ratio (excluding deposits) is measured as short-term debt plus long-term debt divided by ORIX Corporation shareholders’ equity. Our debt-to-equity ratio including deposits, which is measured as total interest-bearing debt (short-term debt plus long-term debt including deposits) divided by ORIX Corporation shareholders’ equity, was 2.3x, 2.3x, 2.2x, 2.2x and 2.1x for the fiscal years ended March 31, 2020, 2021, 2022, 2023 and 2024, respectively, and 2.2x and 2.2x for the nine months ended December 31, 2023 and 2024, respectively.

(13)	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
(14)

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness at December 31, 2024 on an actual basis and an adjusted basis to give effect to the issuance of the notes. You should read this table together with our unaudited condensed interim consolidated financial statements included elsewhere herein, including the notes thereto, and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2024
	Actual	As adjusted
	(In millions of yen)
Short-term debt:
Total short-term debt (excluding current portion of long-term debt)	¥737,905	¥737,905

Long-term debt:
Total long-term debt (including current portion of long-term debt)	¥5,767,687	¥5,843,812

Equity:
Common stock:
authorized – 2,590,000,000 shares
issued – 1,214,961,054 shares	¥221,111	¥221,111
Additional paid-in capital	234,054	234,054
Retained earnings	3,395,761	3,395,761
Accumulated other comprehensive income	418,276	418,276
Treasury stock, at cost – 75,258,068 shares as of December 31, 2024	¥(182,856)	¥(182,856)

ORIX Corporation shareholders’ equity	4,086,346	4,086,346
Noncontrolling interests	¥84,340	¥84,340

Total equity	¥4,170,686	¥4,170,686

Total capitalization and indebtedness	¥10,676,278	¥10,752,403

(1)	As of December 31, 2024, no material portion of our consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(2)	We and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties.
(3)

We and certain of our subsidiaries from time to time issue other senior and subordinated debt securities in a variety of currencies and issuance formats. For example, from after December 31, 2024, and to the date of this prospectus supplement, our subsidiaries have issued approximately ¥30 billion total aggregate amount of foreign currency-denominated unsecured debt securities outside Japan.

(4)	The Company’s shares held through the Board Incentive Plan Trust, or 3,535,096 shares as of December 31, 2024, are not included in the number of treasury stock.
(5)

The amount of the notes set forth in the “As adjusted” column is based on the estimated net proceeds after offering expenses of the notes hereby and has been translated into yen at a rate of ¥152.25 per $1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on February 14, 2025, the most recent date for which such exchange rate information was available.

(6)

On January 20, 2025, we cancelled 51,998,810 of our own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019, which is not reflected in the table above.

(7)

“Total capitalization and indebtedness” consists of our total short-term debt (excluding current portion of long-term debt), total long-term debt (including current portion of long-term debt) and total equity.

USE OF PROCEEDS

We estimate that the net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses) from the sale of the notes will be approximately $496 million. We intend to use the net proceeds of this offering for general corporate purposes.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the notes set forth in the accompanying prospectus under the heading “Description of Senior Debt Securities.” We urge you to read the information contained in this prospectus supplement and in the accompanying prospectus before deciding whether to invest in the notes. Whenever a defined term is referred to but not defined in this section, the definition of that term is contained in the accompanying prospectus or in the indenture referred to therein.

General

We will offer each series of notes under an indenture between us and The Bank of New York Mellon, as trustee, dated as of July 18, 2017. The indenture is qualified under the Trust Indenture Act of 1939, as amended. The indenture is more fully described in the accompanying prospectus.

Each series of notes will be issued only in fully registered form without coupons in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. The notes will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. The notes will not be redeemable prior to maturity, except as set forth below under “—Optional Tax Redemption,” and will not be subject to any sinking fund.

The notes will be and the indenture is governed by and construed in accordance with the laws of the State of New York.

The indenture and the notes do not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including other senior indebtedness (other than as set forth below under “—Negative Pledge”), or the issuance or repurchase of our securities. The indenture and the notes do not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of us.

The trustee is located at 240 Greenwich Street, New York, NY 10286, United States of America.

Principal, Maturity and Interest

We expect to issue one or more series of senior fixed rate notes in the initial aggregate principal amount(s) and with the maturity date(s) set forth on the cover page of this prospectus supplement and under “Prospectus Supplement Summary—The Offering.” We will issue the notes in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. Each series of notes will be represented by one or more registered notes in global form without coupons and in certain circumstances may be represented by notes in definitive form.

Interest on the notes of each series will accrue at the rate per annum, and from the date set forth on the cover page of this prospectus supplement and under “Prospectus Supplement Summary—The Offering.” We will pay interest on the notes of each series semiannually in arrears on the dates set forth on the cover page of this prospectus supplement and under “Prospectus Supplement Summary—The Offering” to the persons in whose names the relevant series of notes are registered as of the close of business on the fifteenth day before the due date for payment (whether or not a business day). Interest on the notes will accrue from the date set forth on the cover page of this prospectus supplement and under “Prospectus Supplement Summary—The Offering,” or, if interest has already been paid, from the date it was most recently paid. We will compute interest on the basis of a 360-day year consisting of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking or trust institutions in New York City or in Tokyo are authorized generally or obligated by law, regulation or executive order to be closed.

Additional Amounts

We will make payments of principal and interest on the notes without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges imposed or levied by or on behalf of Japan or any political subdivision or any authority thereof or therein having power to tax, unless otherwise required by law. If we are required by Japanese law to make any such withholding or deduction, we will pay such additional amounts as will result in the receipt by the holder of such amount as would have been received by it had no such deduction or withholding been required. However, no additional amounts will be payable with respect to any note under any of the following circumstances:

•

the holder or beneficial owner of the note is an individual non-resident of Japan or non-Japanese corporation and is liable for such Japanese taxes in respect of such note by reason of its (i) having some connection with Japan other than the mere holding of the note or (ii) being a person having a special relationship with ORIX for Japanese tax purposes as described in Article 6, paragraph (4) of the Act on Special Measures Concerning Taxation;

•

the holder or beneficial owner of the note is for Japanese tax purposes treated as an individual resident of Japan or a Japanese corporation (except for (i) a Japanese bank, Japanese insurance company, Japanese securities company or other Japanese financial institution falling under certain categories prescribed by the Cabinet Order or a Japanese financial institution designated in Article 3-2-2, Paragraph (29) of the Cabinet Order, that complies with the requirement under Article 6, paragraph (11) of the Act on Special Measures Concerning Taxation, among others, (x) to provide certain information prescribed by the Act on Special Measures Concerning Taxation and the relevant cabinet order and regulations thereunder to enable a Participant (as defined below) to establish that such holder or beneficial owner is exempt from the requirement for Japanese tax to be withheld or deducted or the interest recipient information designated in Article 6, paragraph (10) of the Act on Special Measures Concerning Taxation (the “Interest Recipient Information”), or (y) to submit a Written Application for Tax Exemption (as defined below) and (ii) an individual resident of Japan or a Japanese corporation that duly notifies (directly or through the relevant Participant or otherwise) the relevant paying agent of its status as not being subject to withholding or deduction by us by reason of receipt by such individual resident of Japan or Japanese corporation of interest on the notes through a payment handling agent in Japan appointed by ORIX);

•

the tax, duty, assessment or other governmental charge is imposed or withheld because the holder or beneficial owner failed, upon our reasonable request, to make a declaration or satisfy any information requirements that the statutes, treaties, regulations or administrative practices of Japan require as a precondition to exemption from all or part of such tax or governmental charge;

•

the holder or beneficial owner of the note would otherwise be exempt from any such withholding or deduction but for failure to comply with any applicable requirement to provide Interest Recipient Information or to submit a Written Application for Tax Exemption to the relevant paying agent, or whose Interest Recipient Information is not duly communicated through the relevant Participant and the relevant international clearing organization to such paying agent;

•	the note is presented for payment (where presentation is required) more than 30 days after the day on which such payment on the note became due or after the full payment was provided for, whichever occurs later, except to the extent the holder thereof would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days;

•

the withholding or deduction is imposed on a holder or beneficial owner who could have avoided such withholding or deduction by presenting its note (where presentation is required) to another paying agent maintained by us;

•

the holder is a fiduciary or partnership or is not the sole beneficial owner of the payment of the principal of, or any interest on, any note, and Japanese law requires the payment to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner, in each case, who would not have been entitled to such additional amounts had it been the holder of such note; or

•	any combination of the above.

No additional amounts will be payable for or on account of any deduction or withholding imposed pursuant to Sections 1471-1474 of the U.S. Internal Revenue Code and the U.S. Treasury regulations thereunder, or FATCA, any intergovernmental agreement entered into with respect to FATCA, any law, regulation or other official guidance enacted or published in any jurisdiction implementing, or relating to, FATCA or an intergovernmental agreement with respect to FATCA, or any agreement with the U.S. Internal Revenue Service regarding FATCA.

If a beneficial owner that receives interest on the notes is an individual non-resident of Japan or a non-Japanese corporation with no permanent establishment within Japan or with a permanent establishment within Japan but where the receipt of the interest under the notes is not attributable to the business carried on within Japan by the recipient through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements, including among others:

•

if the relevant notes are held through certain participants (each, a “Participant”) in an international clearing organization such as Euroclear, Clearstream, DTC or certain financial intermediaries prescribed by the Act on Special Measures Concerning Taxation and the relevant cabinet order thereunder (together with the ministerial ordinance and other regulations thereunder, the “Law”), the requirement to provide certain information prescribed by the Law to enable the Participant to establish that the beneficial owner is exempt from the requirement for Japanese income tax to be withheld or deducted; and

•

if the relevant notes are not held through a Participant, the requirement to submit to the relevant paying agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho), or a Written Application for Tax Exemption, together with certain documentary evidence.

For more details regarding Japanese withholding tax, see “Tax Considerations—Japanese Tax Considerations.”

We will (i) make any required withholding or deduction and (ii) remit the full amount deducted or withheld to the Japanese taxing authority in accordance with applicable law. We will use all reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any tax, duty, assessment or other governmental charge so remitted to the Japanese taxing authority imposing such tax, duty, assessment or other governmental charge and will provide such certified copies to each holder. We will attach to each certified copy a certificate stating (x) that the amount of withholding tax, duty, assessment or other governmental charge evidenced by the certified copy was paid in connection with payments in respect of the principal amount of notes then outstanding and (y) the amount of such withholding tax, duty, assessment or other governmental charge paid per US$1,000 principal amount of the notes. Copies of such documentation will be available for inspection during ordinary business hours at the corporate trust office of the trustee by the holders of the notes upon request and will be made available at the office of the paying agent.

The obligation to pay additional amounts with respect to any taxes, duties, assessments and other governmental charges shall not apply to (A) any estate, inheritance, gift, sales, transfer, personal property or any similar tax, duty, assessment, fee or other governmental charge or (B) any tax, duty, assessment, fee or other governmental charge which is payable otherwise than by deduction or withholding from payments of principal or interest on the notes; provided that, we will pay all stamp, court or documentary taxes or any excise or property taxes, charges or similar levies and duties, if any, which may be imposed by Japan, the United States or any political subdivision or any taxing authority thereof or therein, with respect to the execution of the indenture or as a consequence of the initial issuance, execution, delivery or registration of the notes.

References to principal or interest in respect of the notes shall be deemed to include any additional amounts due which may be payable with respect thereto as set forth in the notes and the indenture.

Optional Tax Redemption

We have the option to redeem any series of notes prior to maturity if, as a result of any change in, or amendment to, the laws or regulations of Japan or any political subdivision or any authority thereof or therein having power to tax, or any change in application or official interpretation of such laws or regulations, which change or amendment becomes effective, or which change in application or interpretation is announced, on or after the issue date of the relevant series of notes, we would be required to pay additional amounts with respect to such series of notes as described under “—Additional Amounts,” in which case we may redeem the relevant series of notes in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the notes, and no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be required to pay additional amounts if a payment in respect of the notes were then due. Prior to giving any such notice of redemption, we will deliver to the trustee (i) an officer’s certificate stating that the conditions precedent to our right to redeem the notes have been fulfilled and (ii) an opinion of counsel, who shall be independent legal counsel to us reasonably satisfactory to the trustee, confirming that we have been or will be required to pay additional amounts as a result of such change or amendment. The trustee shall be entitled to accept such officer’s certificate and opinion of counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which event it shall be conclusive and binding on the holders of the notes.

Negative Pledge

So long as any of the notes of any series remain outstanding we may not create or permit to subsist any pledge, lien or other charge upon the whole or any part of ORIX’s undertaking, assets or revenues present or future to secure, for the benefit of the holders thereof, any External Indebtedness, as defined below, without according or procuring to be accorded to our debt obligations under such series of notes and the indenture the same security as is granted to such External Indebtedness or such other security or guarantee as shall be approved by holders representing more than 50% of the outstanding principal amount of the series of debt securities of which the notes are a part.

“External Indebtedness” means any indebtedness of ORIX or its consolidated subsidiaries with a stated maturity of more than one year from the creation thereof, which is represented by bonds, debentures, notes or any other similar debt securities which are quoted, listed or ordinarily dealt in, or are intended to be quoted, listed or ordinarily dealt in, on a stock exchange or on any over-the-counter or any other similar securities market outside Japan and which are by their terms repayable or confer a right to receive repayment in any currency other than yen or are denominated in yen if a majority of the aggregate nominal amount thereof is initially distributed outside Japan by or with our authorization (or guarantees, indemnities or other like obligations, in each case granted or undertaken for the benefit of the holders of such securities to secure the payment of such indebtedness, in respect of such indebtedness).

Events of Default and Remedies

Holders of the notes will have special rights if an event of default occurs. You should read the information under the headings “Description of Senior Debt Securities—Events of Default under the Indenture” and “Description of Senior Debt Securities—Acceleration of Senior Debt Securities upon an Event of Default” in the accompanying prospectus.

Further Issuances

We reserve the right, from time to time, without the consent of the holders of the notes of a particular series, to issue additional notes on terms and conditions identical to those of the original notes of such series (other than the issue date, the date upon which interest first accrues and, in some cases, the first interest payment date), which additional notes may increase the aggregate principal amount of, and may be consolidated and form a single series with, the relevant series of outstanding notes; provided that any additional notes that are so consolidated must be fungible with the outstanding notes of the relevant series for U.S. federal income tax purposes. We may also issue other securities under the indenture as part of a separate series that have different terms from the notes.

Methods of Receiving Payments

The principal of, and interest and additional amounts on, the notes of each series represented by the global notes will be payable in U.S. dollars. We will cause the paying agent to pay such amounts, on the dates payment is to be made, directly to DTC.

Paying Agent and Registrar

The Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286, United States of America will initially act as paying agent and registrar for each series of notes. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder of notes issued in definitive form may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

We will treat the registered holder of a note as the owner of that note for all purposes, except as described under “—Methods of Receiving Payments.” See “—Book-Entry, Delivery and Form.”

Book Entry, Delivery and Form

Each series of notes will be represented by one or more global notes. The global notes will be deposited upon issuance with Cede & Co., as nominee for DTC, and registered in the name of DTC or its nominee, in each case for credit to the accounts of direct or indirect participants, including Clearstream and Euroclear.

Except as otherwise described in this prospectus supplement, the global notes may be transferred, in whole and not in part, only to DTC, a nominee of DTC or to a successor of DTC or its nominee. You may not exchange your beneficial interests in the global notes for notes in certificated form except in limited circumstances. In addition, transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Clearstream and Euroclear), which may change from time to time.

It is expected that delivery of the notes will be made against payment for the notes on or about February 25, 2025.

Clearance and Settlement

The notes have been accepted for clearance through DTC, Euroclear and Clearstream.

TAX CONSIDERATIONS

Japanese Tax Considerations

The information in this section entitled “Japanese Tax Considerations” is a general description of certain Japanese tax aspects of the notes provided for the convenience only of investors, and does not purport to be a comprehensive description of the tax aspects of the notes. Prospective purchasers of the notes are advised to consult their own legal, tax, accountancy or other professional advisors in order to ascertain their particular circumstances regarding taxation. The statements below are general in nature and not exhaustive. Further, the statements below are based on current tax laws and regulations in Japan as in effect on the date hereof and which are subject to change or differing interpretations (possibly with retroactive effect). Neither such statements nor any other statements in this prospectus supplement or the accompanying prospectus are to be regarded as advice on the tax position of any beneficial owner of the notes, or a beneficial owner, or any person purchasing, selling or otherwise dealing in the notes or any tax implication arising from the purchases, sale or other dealings in respect of the notes. Prospective purchasers of the notes should consult their own professional tax advisors about their tax position and any tax implications with respect to the notes.

Representation of Gross Recipient Status upon Initial Distribution

By subscribing for the notes, an investor will be deemed to have represented that it is a “Gross Recipient.” A “Gross Recipient” for this purpose is (i) a beneficial owner that is, for Japanese tax purposes, neither (x) an individual resident of Japan or a Japanese corporation, nor (y) an individual non-resident of Japan or a non-Japanese corporation that in either case is a person having a special relationship with the issuer of the notes as described in Article 6, paragraph (4) of the Act on Special Measures Concerning Taxation, (ii) a Japanese financial institution, designated in Article 3-2-2, paragraph (29) of the Cabinet Order that will hold notes for its own proprietary account or (iii) an individual resident of Japan or a Japanese corporation whose receipt of interest on the notes will be made through a payment handling agent in Japan as defined in Article 2-2, paragraph (2) of the Cabinet Order. As part of the initial distribution by the underwriters at any time, the notes are not to be directly or indirectly offered or sold to, or for the benefit of, any person other than a Gross Recipient or to others for re-offering or re-sale, directly or indirectly, to, or for the benefit of, any person other than a Gross Recipient.

Interest Payments and Issue Differential

The following description of Japanese taxation (limited to national taxes) applies exclusively to interest on the notes and the difference, if any, between the issue price of the notes and the amount that the beneficial owner receives upon redemption of the notes, or the Issue Differential, with respect to the notes that are issued by ORIX outside Japan and interest is payable outside Japan. It is not intended to be exhaustive and prospective purchasers are advised to consult their tax advisors as to their exact tax position.

If a beneficial owner that receives interest on the notes is an individual non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan or having a permanent establishment within Japan but the receipt of the interest on the notes is not attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, no Japanese income tax or corporate tax is payable with respect to such interest whether by way of withholding or otherwise, provided that such beneficial owner complies with certain requirements including, among others:

•

if the relevant notes are held through a Participant, the requirement to provide, at the time of entrusting a Participant with the custody of the relevant notes, the Interest Recipient Information and to advise the Participant if such individual non-resident of Japan or non-Japanese corporation ceases to be so exempt (including the case where it became a specially-related person of ORIX (as defined below)); and

•	if the relevant notes are not held through a Participant, the requirement to submit to the relevant paying agent a Written Application for Tax Exemption together with certain documentary evidence.

Failure to comply with such requirements described above will result in the withholding by ORIX of income tax at the rate of 15.315% of the amount of such interest, unless a lower rate or exemption is applicable under a relevant tax treaty between Japan and the beneficial owner’s country of residence.

If a beneficial owner that receives interest on the notes is an individual non-resident of Japan or a non-Japanese corporation having a permanent establishment within Japan and the receipt of interest is attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, such interest will not be subject to a 15.315% withholding tax by ORIX, if the beneficial owner provides the Interest Recipient Information or submits the Written Application for Tax Exemption as set out above. Failure to comply with such requirement will result in the withholding by ORIX of income tax at the rate of 15.315% of the amount of such interest. The amount of such interest will be aggregated with the beneficial owner’s other Japan source income and will be subject to regular income tax or corporate tax, as appropriate.

If a beneficial owner that receives interest on the notes is an individual non-resident of Japan or non-Japanese corporation who has a special relationship with ORIX (that is, in general terms, a person who, either, directly or indirectly controls or is directly or indirectly controlled by, or is under direct or indirect common control with, ORIX) within the meaning prescribed by the Cabinet Order (such person is referred to as a “specially-related person of ORIX”) as of the beginning of the fiscal year of ORIX in which the relevant interest payment date falls, the exemption from Japanese withholding tax on interest mentioned above will not apply, and income tax at the rate of 15.315% of the amount of such interest will be withheld. If such individual non-resident of Japan or non-Japanese corporation has a permanent establishment within Japan, regular income tax or corporate tax, as appropriate, collected otherwise than by way of withholding, will apply to such interest under Japanese tax law.

If an individual non-resident of Japan or non-Japanese corporation (regardless of whether it is a specially-related person of ORIX) is subject to Japanese withholding tax with respect to interest on the note, under Japanese tax law, a reduced rate of withholding tax or exemption from such withholding tax may be available under a relevant income tax treaty between Japan and the country of tax residence of such individual non-resident of Japan or non-Japanese corporation. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 10%, or fully exempted, with, among others, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Luxembourg, the Netherlands, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Under the income tax treaty between Japan and Belgium, interest arising in either country shall be taxable only in the other country if it is paid by an enterprise and beneficially owned by an enterprise of that other country. Under the income tax treaty between Japan and the United States, interest beneficially owned by a U.S. resident is generally exempt from Japanese taxation. Under the income tax treaty with the United Kingdom, similar exemptions to that provided in the treaty between Japan and the United States will be available. In order to avail themselves of such reduced rate or exemption, individual non-residents of Japan or non-Japanese corporations that are entitled, under any applicable income tax treaty, to a reduced rate of, or exemption from, Japanese withholding tax on payment of interest by ORIX are required to submit an application form for income tax convention regarding relief from Japanese income tax on interest (as well as any other required forms of documents) in advance of the interest payment through ORIX to the relevant tax authority.

Japanese tax law requires a beneficial owner that is an individual non-resident of Japan or a non-Japanese corporation and that becomes a specially-related person of ORIX to notify the Participant through which it holds the notes of such change in status prior to the next interest payment date. As described above, as the status of such individual non-resident of Japan or non-Japanese corporation as a specially-related person of ORIX for Japanese withholding tax purposes is determined based on the status as of the beginning of the fiscal year of the issuer of the notes in which the relevant interest payment date falls, such individual non-resident of Japan or non-Japanese corporation should, by such notification, identify and advise the Participant of the specific interest payment date on which Japanese withholding tax starts to apply with respect to such individual non-resident of Japan or non-Japanese corporation as being a specially-related person of ORIX.

If a beneficial owner that receives any Issue Differential with respect to notes is an individual non-resident of Japan or a non-Japanese corporation having no permanent establishment within Japan or having a permanent establishment within Japan but the receipt of such Issue Differential is not attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, no income tax or corporate tax is payable with respect to such Issue Differential.

If the recipient of the Issue Differential is an individual non-resident of Japan or a non-Japanese corporation having a permanent establishment within Japan and the receipt of such Issue Differential is attributable to the business of such individual non-resident of Japan or non-Japanese corporation carried on within Japan through such permanent establishment, such Issue Differential will not be subject to any withholding tax but will be aggregated with the beneficial owner’s other Japan source income which is subject to Japanese taxation and subject to regular income tax or corporate tax, as appropriate.

If the recipient of the Issue Differential is an individual non-resident of Japan or non-Japanese corporation who is a specially-related person of ORIX as of the beginning of the fiscal year of ORIX in which such individual non-resident of Japan or non-Japanese corporation acquired such notes, the Issue Differential will not be subject to withholding tax but will be subject to regular income tax or corporate tax, as appropriate, under Japanese tax law, regardless of whether such individual non-resident of Japan or non-Japanese corporation has a permanent establishment within Japan; provided that exemption may be available under the relevant income tax treaty.

If a Japanese financial institution designated in Article 3-2-2, Paragraph (29) of the Cabinet Order (Cabinet Order No. 43 of 1957, as amended), or a Designated Financial Institution, complies with the requirement for tax exemption under Article 6, Paragraph (11) of the Act on Special Measures Concerning Taxation, among others, to provide the Interest Recipient Information or to submit the Written Application for Tax Exemption, no income tax will be imposed, either by way of withholding or otherwise, but the recipient will be subject to regular corporate tax with respect to such interest.

If an individual resident of Japan or a Japanese corporation (other than a Designated Financial Institution that complies with the requirement referred to in the paragraph above, a Specified Financial Institution (as defined below) or a Public Corporation (as defined below) that complies with the requirement referred to in the next paragraph) receives payments of interest on the notes through certain Japanese payment handling agents, or each a Japanese Payment Handling Agent, income tax at the rate of 15.315% of the amount of such interest will be withheld by the Japanese Payment Handling Agent rather than ORIX. As we are not in a position to know in advance the beneficial owner’s status, any beneficial owner of interest falling within this category should inform us through a paying agent of its status in a timely manner. Failure to so inform may result in double withholding. Any individual beneficial owner being a resident of Japan who receives interest through a Japanese Payment Handling Agent will be taxed in Japan on such interest separately from his/her other income and only by way of withholding of the foregoing withholding tax, as far as the national level income taxes are concerned. In the case of beneficial owners who are individual residents of Japan (other than those referred to in the immediately preceding sentence) or Japanese corporations (referred to in the beginning of this paragraph), the amount of interest received by any such beneficial owner will be included in such beneficial owner’s other taxable income and be subject to regular income tax or corporate tax, as appropriate.

If a Japanese public corporation designated by the relevant law, or a Public Corporation, or a financial instruments business operator or other Japanese financial institution described in Article 3-3, paragraph (6) of the Act on Special Measures Concerning Taxation, each a Specified Financial Institution, keeps its notes deposited with, and receives the interest through, a Japanese Payment Handling Agent with custody of the notes, or the Japanese Custodian, and such beneficial owner submits through such Japanese Custodian to the competent tax authority the report prescribed by the Law, no income tax is imposed, by way of withholding or otherwise, on all the interest payable on the notes, but if the beneficial owner is a Specified Financial Institution, the beneficial owner will be subject to regular corporate tax with respect to such interest. However, since ORIX is not in a position to know in advance the beneficial owner’s withholding tax exemption status, the beneficial owner of interest falling within this category should inform ORIX through a paying agent of its status in a timely manner. Failure to so notify ORIX may result in the withholding by ORIX of a 15.315% income tax. Any amount of interest received by such Public Corporation or Specified Financial Institution in excess of the non-taxable portion described above is subject to a 15.315% income tax to be withheld by the Japanese Custodian.

If a beneficial owner that is an individual resident of Japan or a Japanese corporation (except for a Designated Financial Institution which complies with the requirements described above) receives interest on the notes other than through a Japanese Payment Handling Agent, income tax at the rate of 15.315% will be withheld by ORIX.

If the recipient of the Issue Differential with respect to the notes is an individual resident of Japan or a Japanese corporation, such Issue Differential will not be subject to any withholding tax but, except where the recipient is a Public Corporation, will be included in the recipient’s other taxable income and be subject to regular income tax or corporate tax, as appropriate.

Capital Gains, Stamp Tax and Other Similar Taxes, Inheritance and Gift Taxes

Gains derived from the sale of notes outside Japan by an individual non-resident of Japan or non-Japanese corporation having no permanent establishment in Japan are generally not subject to Japanese income or corporate taxes.

No stamp, issue, registration or similar taxes or duties will, under current Japanese law, be payable in Japan by beneficial owners in connection with the issue of the notes, nor will such taxes be payable by beneficial owners in connection with their transfer if such transfer takes place outside Japan.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual, wherever resident, who has acquired notes from another individual as legatee, heir or donee.

United States Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of the ownership and disposition of notes by the U.S. Holders described below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire notes. This discussion applies only to U.S. Holders who hold notes as capital assets for U.S. federal income tax purposes and who acquired the notes pursuant to this offering at the “issue price,” which for each series of notes will be the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes of that series is sold for money. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including any special tax accounting rules set forth in Section 451 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or any minimum or Medicare contribution tax consequences. In addition, this discussion does not describe all of the tax consequences to persons subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain electing traders in securities that use a mark to market method of tax accounting;

•	persons holding notes as part of a straddle or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	tax exempt organizations, “individual retirement accounts” or “Roth IRAs”; or

•	persons holding the notes in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors with regard to the particular U.S. federal income tax consequences of owning and disposing of the notes.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations and the U.S.-Japan income tax treaty (the “Treaty”), all as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of a note and is: (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Payments of interest

It is expected, and the following discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes.

Interest paid on a note (including any amounts withheld in respect of Japanese taxes and any additional amounts paid with respect thereto) will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. See “Japanese Tax Considerations” for a discussion of the requirements for obtaining an exemption from Japanese withholding tax.

Interest income earned by a U.S. Holder with respect to a note will constitute foreign-source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. Any Japanese withholding tax on interest payments generally will not be creditable against a U.S. Holder’s U.S. federal income tax liability if the withholding tax results from the failure to provide the Interest Recipient Information or Written Application for Tax Exemption information described in “Japanese Tax Considerations—Interest Payments and Issue Differential,” or to the extent the tax can be reduced or eliminated under the Treaty. Therefore, because interest income is generally exempt from Japanese income taxes under the Treaty, U.S. Holders entitled to Treaty benefits generally will not be entitled to a foreign tax credit for any Japanese taxes withheld from interest payments on the notes. In addition, U.S. Treasury regulations impose additional requirements for non-U.S. taxes to be eligible for credit in the absence of an election to apply the benefits of an applicable income tax treaty, and we have not determined whether these requirements have been met with respect to Japanese withholding taxes, if any. The U.S. Internal Revenue Service has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, subject to applicable limitations, a U.S. Holder may be able to deduct any Japanese withholding taxes on interest payments in computing the U.S. Holder’s taxable income. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued by the U.S. Holder in the taxable year.

Sale, exchange or other disposition of the notes

Upon the sale, exchange or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or disposition and the U.S. Holder’s tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest will be taxed as interest as described under “—Payments of interest” above. A U.S. Holder’s tax basis in a note will generally be its cost for that note.

Gain or loss realized on the sale, exchange or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or disposition the note has been held for more than one year. Long-term capital gains of individual U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss generally will be U.S.-source for purposes of computing a U.S. Holder’s foreign tax credit limitation.

Information reporting and backup withholding

Payments of interest and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the U.S. Holder is an exempt recipient or, in the case of backup withholding, provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

UNDERWRITING

We plan to offer the notes through the underwriters. Goldman Sachs & Co. LLC, BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed, severally, and not jointly, to purchase from us, the principal amount of notes listed opposite their names below. Goldman Sachs & Co. LLC’s address is 200 West Street, New York, NY 10282-2198, BofA Securities, Inc.’s address is One Bryant Park, New York, NY 10036, Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, NY 10013, J.P. Morgan Securities LLC’s address is 383 Madison Avenue, New York, NY 10179 and Morgan Stanley & Co. LLC’s address is 1585 Broadway, New York, NY 10036.

Underwriter	Principal Amount
Goldman Sachs & Co. LLC	$155,000,000
BofA Securities, Inc.	100,000,000
Citigroup Global Markets Inc.	75,000,000
J.P. Morgan Securities LLC	75,000,000
Morgan Stanley & Co. LLC	75,000,000
Australia and New Zealand Banking Group Limited	2,500,000
BNP PARIBAS	2,500,000
Crédit Agricole Corporate and Investment Bank	2,500,000
Daiwa Capital Markets America Inc.	2,500,000
Deutsche Bank Securities Inc.	2,500,000
Mizuho Securities USA LLC	2,500,000
Nomura Securities International, Inc.	2,500,000
SMBC Nikko Securities America, Inc.	2,500,000

Total	$500,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of the notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

Expenses of the Offering

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be $2.1 million in total and are payable by us. These expenses include the following:

•	a U.S. Securities and Exchange Commission registration fee of $76,550;

•	estimated printing expenses of $40,000;

•	estimated legal fees and expenses of $870,000;

•	estimated accounting fees and expenses of $150,000;

•	estimated rating agency fees of $840,000;

•	estimated trustee and paying agent fees and expenses of $20,000; and

•	estimated miscellaneous fees and expenses of $140,000.

No Sales of Similar Securities

We have agreed, with certain exceptions, not to publicly sell or transfer certain of ORIX’s debt securities for 30 days from the date of delivery of the notes without first obtaining the written consent of the representatives of the underwriters. Specifically, we have agreed not to, directly or indirectly, (i) issue, sell, offer or contract to sell, (ii) grant any option for the sale of, or (iii) otherwise transfer or dispose of any U.S. dollar-denominated debt securities of ORIX with a maturity of greater than one year in a SEC-registered or other public offering, or which are listed on a securities exchange.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Settlement

We expect that delivery of the notes will be made to investors on or about February 25, 2025, which will be the 5th New York business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Selling Restrictions

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Act and are subject to the Act on Special Measures Concerning Taxation. Each of the underwriters has represented and agreed that (i) it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell, notes in Japan or to any person resident in Japan for Japanese securities law purposes (including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and government guidelines of Japan; and (ii) it has not, directly or indirectly, offered or sold and will not, as part of its distribution by the underwriters pursuant to the purchase agreement dated the date hereof at any time, directly or indirectly offer or sell notes to, or for the benefit of, any person other than a beneficial owner that is (a) for Japanese tax purposes, neither (x) an individual resident of Japan or a Japanese corporation, nor (y) an individual non-resident of Japan or a non-Japanese corporation that in either case is a person having a special relationship with us as described in Article 6, Paragraph (4) of the Act on Special Measures Concerning Taxation, (b) a Japanese financial institution, designated in Article 3-2-2, paragraph (29) of the Cabinet Order that will hold notes for its own proprietary account or (c) an individual resident of Japan or a Japanese corporation whose receipt of interest on the notes will be made through a payment handling agent in Japan as defined in Article 2-2, paragraph (2) of the Cabinet Order.

Prohibition of Sales to EEA Retail Investors

The notes which are the subject of the offering contemplated by this document, as supplemented by any applicable supplement or pricing term sheet in relation thereto, may not be offered, sold or otherwise made available and will not be offered, sold or otherwise made available to any retail investor in the EEA. For the purposes of this provision:

(1)	the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b)	a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(c)	not a qualified investor as defined in the Prospectus Regulation; and

(2)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently, no key information document required by the PRIIPs Regulation for offering or selling the notes or otherwise making them available to any retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA maybe unlawful under the PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of the notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation (Regulation (EU) 2017/1129), or the Prospectus Regulation, from the requirement to publish a prospectus for offers of the notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

The notes which are the subject of the offering contemplated by this document, as supplemented by any applicable supplement or pricing term sheet in relation thereto, are not intended to be offered, sold or otherwise made available and should not be offered, sold or otherwise made available to any retail investor in the U.K. For the purposes of this provision:

(1)	the expression “retail investor” means a person who is one (or more) of the following:

(a)	a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or

(b)

a customer within the meaning of the provisions of the FSMA and any rules and regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or

(c)	not a qualified investor as defined in Article 2 of the U.K. Prospectus Regulation; and

(2)

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

Consequently, no key information document required by the U.K. PRIIPs Regulation for offering or selling the notes or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of the notes in the U.K. will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of EUWA, or the U.K. Prospectus Regulation, from the requirement to publish a prospectus for offers of the notes. This prospectus supplement is not a prospectus for the purposes of the U.K. Prospectus Regulation.

Hong Kong

This prospectus supplement has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or in the underwriters’ possession for the purposes of this offering or will be issued or in the underwriters’ possession for the purposes of this offering in Hong Kong or elsewhere other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Singapore

This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Switzerland

The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Canada

The notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted, in accordance with applicable laws, to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, that is, if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of notes to stabilize the price or to reduce a short position could cause the price of the notes to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stamp Taxes and Other Charges

Purchasers of the notes offered by this prospectus supplement and the accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offer price on the cover of this prospectus supplement.

Other Relationships

One or more of the underwriters may not be U.S.-registered broker dealers. All sales of securities in the United States will be made by or through U.S.-registered broker-dealers, which may include affiliates of one or more of the underwriters.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates have hedged and/or may in the future hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPERTS

The consolidated financial statements and financial statement Schedule II of ORIX Corporation and its subsidiaries as of March 31, 2023 and 2024 and for each of the years in the three-year period ended March 31, 2024, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2024, have been incorporated by reference herein in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG AZSA LLC’s address is 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo 162-8551, Japan.

LEGAL MATTERS

The validity of the notes and certain U.S. legal matters will be passed upon for us by Davis Polk & Wardwell LLP, our United States counsel. Certain Japanese legal matters will be passed upon for us by Mitsui Company, our Japanese counsel. Simpson Thacher & Bartlett LLP, United States counsel to the underwriters, will pass upon certain U.S. legal matters for them.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information into this prospectus supplement. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. This prospectus supplement incorporates by reference our annual report on Form 20-F for the fiscal year ended March 31, 2024, filed on June 27, 2024 (File Number 001-14856). This prospectus supplement also incorporates by reference:

•

our current report on Form 6-K, dated November 13, 2024, except for the information under the captions “1. Information on the Company and its Subsidiaries,” “2. Risk Factors,” “3. Analysis of Financial Results and Condition,” “4. Material Contracts,” “5. Company Stock Information” and “6. Directors and Executive Officers,” which includes an English translation of our unaudited interim consolidated financial information as of March 31, 2024 and September 30, 2024 and for the six months ended September 30, 2023 and 2024; and

•	our current report on Form 6-K, dated January 21, 2025, concerning the share transfer agreement to sell all shares of Greenko Energy Holdings.

All subsequent reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus supplement. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus supplement shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus supplement on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus supplement has been delivered, a copy of any document that has been incorporated by reference in the prospectus supplement but not delivered with the prospectus supplement. You may request a copy of these documents by writing or telephoning us at:

ORIX Corporation

World Trade Center Building, SOUTH TOWER

2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-5135, Japan

+81-3-3435-3116

Except as described above, no other information is incorporated by reference in this prospectus supplement, including, without limitation, information on our internet site at https://www.orix.co.jp.

ANNEX

Consolidated Financial Results from April 1, 2024 to December 31, 2024

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation

Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)

Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2024

(1) Performance Highlights - Operating Results (Unaudited)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
	(millions of yen)
December 31, 2024	2,154,484	5.4%	290,724	9.3%	383,377	23.7%	271,777	24.0%
December 31, 2023	2,043,756	2.6%	266,007	12.0%	310,007	8.4%	219,205	3.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥332,813 million for the nine months ended December 31, 2024 (year-on-year change was a 0.1% decrease) and ¥333,131 million for the nine months ended December 31, 2023 (year-on-year change was a 3.6% increase)

*Note 1:	The presentation of equity method investment has been changed since the fourth quarter of the fiscal year ended March 31, 2024 (“fiscal 2024”). As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2024	237.46	237.03
December 31, 2023	188.68	188.39

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2024	16,917,024	4,170,686	4,086,346	24.2%
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2024	—	42.80	—	55.80	98.60
March 31, 2025	—	62.17	—	—	—
March 31, 2025 (Est.)	—	—	—	—	98.60

*Note 4:	Revision from the previously announced dividend forecast: No

Regarding the interim dividend for the fiscal year ending March 31, 2025, we have decided the dividend per share of ¥62.17 by applying the dividend payout ratio of 39% to earnings per share for the six months ended September 30, 2024.

For the fiscal year ending March 31, 2025, the annual dividend is at the higher of either payout ratio of 39% or ¥98.60 per share and the minimum dividend has been stated in the above table.

The annual dividend will be determined in accordance with the progress to the consolidated earnings forecast [OMITTED]. We will promptly announce the forecast for the annual dividend as soon as it is updated.

3. Forecast for the Year Ending March 31, 2025 (Unaudited)

[OMITTED]

4. Other Information

(1) Significant Change in Scope of Consolidation	Yes ( )	No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( )	No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x )	No ( )

2. Other than those above	Yes ( )	No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,214,961,054 as of December 31, 2024, and 1,214,961,054 as of March 31, 2024.

2. The number of treasury stock was 75,258,068 as of December 31, 2024, and 60,748,162 as of March 31, 2024.

3. The average number of outstanding shares was 1,144,429,487 for the nine months ended December 31, 2024, and 1,161,753,483 for the nine months ended December 31, 2023.

The Company’s shares held through the Board Incentive Plan Trust (3,535,096 shares as of December 31, 2024, and 2,727,686 shares as of March 31, 2024) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2024

				Change
		Nine months ended December 31, 2023	Nine months ended December 31, 2024	Amount	Percent
Total Revenues	(millions of yen)	2,043,756	2,154,484	110,728	5%
Total Expenses	(millions of yen)	1,777,749	1,863,760	86,011	5%
Income before Income Taxes	(millions of yen)	310,007	383,377	73,370	24%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	219,205	271,777	52,572	24%
Earnings Per Share (Basic)	(yen)	188.68	237.46	48.78	26%
(Diluted)	(yen)	188.39	237.03	48.64	26%
ROE (Annualized) *1	(%)	8.0	9.0	1.0	—
ROA (Annualized) *2	(%)	1.88	2.18	0.30	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

*Note 3:	The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

Overview of Business Performance (April 1, 2024 to December 31, 2024)

Total revenues for the nine months ended December 31, 2024 increased 5% to ¥2,154,484 million compared to ¥2,043,756 million during the same period of the previous fiscal year primarily due to increases in operating leases revenues and services income, partially offset by decreases in finance revenues.

Total expenses increased 5% to ¥1,863,760 million compared to ¥1,777,749 million during the same period of the previous fiscal year primarily due to increases in costs of operating leases, services expense, other expense and selling, general and administrative expenses, partially offset by decreases in interest expense.

Equity in net income of equity method investments increased by ¥15,945 million to ¥48,367 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥32,708 million to ¥44,286 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the nine months ended December 31, 2024 increased 24% to ¥383,377 million compared to ¥310,007 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 24% to ¥271,777 million compared to ¥219,205 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the nine months ended December 31, 2024 increased 16% to ¥427,515 million compared to the same period of the previous fiscal year.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the nine months ended December 31, 2024 is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	60,664	66,214	5,550	9

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,777,320	1,840,241	62,921	4

Segment profits increased 9% to ¥66,214 million compared to the same period of the previous fiscal year due to primarily increases in operating leases revenues and gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,840,241 million compared to the end of the previous fiscal year primarily due to increases in installment loans and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	52,304	59,656	7,352	14

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,110,087	1,152,116	42,029	4

Segment profits increased 14% to ¥59,656 million compared to the same period of the previous fiscal year primarily due to an increase in operating leases revenues, partially offset by a decrease in profits due to the absence of equity in net income (loss) of equity method investments recorded in the previous fiscal year.

Segment assets increased 4% to ¥1,152,116 million compared to the end of the previous fiscal year primarily due to an increase in equity method investments.

PE Investment and Concession: Private equity investment; concession

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	23,334	66,181	42,847	184

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,066,647	981,845	(84,802)	(8)

Segment profits increased 184% to ¥66,181 million compared to the same period of the previous fiscal year primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of subsidiaries and equity method investments resulting from the sale of investees.

Segment assets decreased 8% to ¥981,845 million compared to the end of the previous fiscal year primarily due to decreases in cash and cash equivalents and investment in securities.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	25,887	13,165	(12,722)	(49)

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	976,434	955,021	(21,413)	(2)

Segment profits decreased 49% to ¥13,165 million compared to the same period of the previous fiscal year primarily due to an increase in service expense and a decrease in equity in net income (loss) of equity method investments, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets decreased 2% to ¥955,021 million compared to the end of the previous fiscal year primarily due to a decrease in equity method investments.

Insurance: Life insurance

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	54,007	61,735	7,728	14

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,921,927	3,005,315	83,388	3

Segment profits increased 14% to ¥61,735 million compared to the same period of the previous fiscal year primarily due to an increase in life insurance premiums and related investment income, partially offset by an increase in life insurance costs.

Segment assets increased 3% to ¥3,005,315 million compared to the end of the previous fiscal year primarily due to an increase in investment in securities.

Banking and Credit: Banking; consumer finance

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	27,356	22,085	(5,271)	(19)

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,934,217	3,060,801	126,584	4

Segment profits decreased 19% to ¥22,085 million compared to the same period of the previous fiscal year primarily due to a decrease in finance revenues as a result of ORIX Credit Corporation becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.

Segment assets increased 4% to ¥3,060,801 million compared to the end of the previous fiscal year primarily due to an increase in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	28,988	44,598	15,610	54

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,169,641	1,325,638	155,997	13

Segment profits increased 54% to ¥44,598 million compared to the same period of the previous fiscal year primarily due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of fiscal 2024.

Segment assets increased 13% to ¥1,325,638 million compared to the end of the previous fiscal year primarily due to an increase in investment in operating leases and a general increase in resulting from foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	35,586	27,836	(7,750)	(22)

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,694,484	1,694,017	(467)	(0)

Segment profits decreased 22% to ¥27,836 million compared to the same period of the previous fiscal year primarily due to decreases in finance revenues and gains on investment securities and dividends, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets totaled ¥1,694,017 million, remaining relatively unchanged compared to the end of the previous fiscal year.

ORIX Europe: Asset management of global equity and fixed income

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	30,422	38,141	7,719	25

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	662,139	715,603	53,464	8

Segment profits increased 25% to ¥38,141 million compared to the same period of the previous fiscal year primarily due to an increase in services income, partially offset by an increase in selling, general and administrative expenses.

Segment assets increased 8% to ¥715,603 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents and investment in securities.

Asia and Australia: Finance and investment businesses in Asia and Australia

			Change
	Nine months ended December 31, 2023 (millions of yen)	Nine months ended December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Profits	30,043	27,904	(2,139)	(7)

			Change
	As of March 31, 2024 (millions of yen)	As of December 31, 2024 (millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,709,233	1,747,909	38,676	2

Segment profits decreased 7% to ¥27,904 million compared to the same period of the previous fiscal year primarily due to decreases in finance revenues and equity in net income (loss) of equity method investments and an increase in provision for credit losses in Greater China.

Segment assets increased 2% to ¥1,747,909 million compared to the end of the previous fiscal year primarily due to an increase in net investment in leases and a general increase in resulting from foreign exchange effects, partially offset by a decrease in installment loans.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

				Change
		As of March 31, 2024	As of December 31, 2024	Amount	Percent
Total Assets	(millions of yen)	16,322,100	16,917,024	594,924	4%
(Segment Assets) *1		16,022,129	16,478,506	456,377	3%
Total Liabilities	(millions of yen)	12,297,490	12,743,540	446,050	4%
(Short-term and Long-term Debt)		6,200,471	6,505,592	305,121	5%
(Deposits)		2,245,835	2,374,983	129,148	6%
Shareholders’ Equity *2	(millions of yen)	3,941,466	4,086,346	144,880	4%
Shareholders’ Equity Per Share *3(yen)		3,422.94	3,596.60	173.66	5%

*Note 1:	Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.

*Note 3:	“Shareholders’ Equity Per Share” is calculated using “Total ORIX Corporation Shareholders’ Equity”.

Total assets increased 4% to ¥16,917,024 million compared to the end of the previous fiscal year primarily due to increases in cash and cash equivalents, installment loans, investment in operating leases and investment in securities. In addition, segment assets increased 3% to ¥16,478,506 million compared to the end of the previous fiscal year.

Total liabilities increased 4% to ¥12,743,540 million compared to the end of the previous fiscal year primarily due to increases in short-term debt, deposits and long-term debt, partially offset by a decrease in trade notes, accounts and other payable.

Shareholders’ equity increased 4% to ¥4,086,346 million compared to the end of the previous fiscal year.

2. Financial Information

Our condensed interim consolidated financial statements, which is comprised of our condensed interim consolidated balance sheets, our condensed interim consolidated statements of income and comprehensive income and notes to our condensed interim consolidated financial statements, have been prepared in accordance with Article 5, Paragraph 4 of the Standards for the Preparation of Interim Financial Statements of the Tokyo Stock Exchange Inc., or the Standards, and U.S. GAAP, applying the provisions for reduced disclosures as set forth in Article 5, Paragraph 5 of the Standards. Accordingly, our condensed interim consolidated financial statements are not a complete set of condensed financial statements in accordance with U.S. GAAP.

(1) Condensed Consolidated Balance Sheets (Unaudited)

		As of March 31, 2024	As of December 31, 2024
		(millions of yen)
Assets
Cash and Cash Equivalents		1,032,810	1,117,631
Restricted Cash		152,497	132,420
Net Investment in Leases		1,155,023	1,195,851
Installment Loans		3,958,814	4,042,632
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
December 31, 2024	¥128,612 million
Allowance for Credit Losses		(58,110)	(58,227)
Investment in Operating Leases		1,868,574	2,064,031
Investment in Securities		3,263,079	3,357,514
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
December 31, 2024	¥46,003 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634)million
December 31, 2024
Amortized Cost	¥3,196,156 million
Allowance for Credit Losses	¥(710)million
Property under Facility Operations		689,573	676,231
Equity method investments		1,313,887	1,347,976
Trade Notes, Accounts and Other Receivable		401,368	399,146
Inventories		227,359	227,645
Office Facilities		248,458	253,420
Other Assets		2,068,768	2,160,754
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
December 31, 2024	¥2,463 million

Total Assets		16,322,100	16,917,024

Liabilities and Equity
Short-term Debt		574,095	737,905
Deposits		2,245,835	2,374,983
Trade Notes, Accounts and Other Payable		362,504	298,393
Policy Liabilities and Policy Account Balances		1,892,510	1,889,930

		As of March 31, 2024	As of December 31, 2024
		(millions of yen)
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
December 31, 2024	¥150,881 million
Current and Deferred Income Taxes		570,724	575,005
Long-term Debt		5,626,376	5,767,687
Other Liabilities		1,025,446	1,099,637

Total Liabilities		12,297,490	12,743,540

Redeemable Noncontrolling Interests		2,645	2,798

Commitments and Contingent Liabilities
Common Stock		221,111	221,111
Additional Paid-in Capital		233,457	234,054
Retained Earnings		3,259,730	3,395,761
Accumulated Other Comprehensive Income		357,148	418,276
Treasury Stock, at Cost		(129,980)	(182,856)

Total ORIX Corporation Shareholders’ Equity		3,941,466	4,086,346
Noncontrolling Interests		80,499	84,340

Total Equity		4,021,965	4,170,686

Total Liabilities and Equity		16,322,100	16,917,024

Note: Breakdown of Accumulated Other Comprehensive Income (Loss)

Assets	As of March 31, 2024	As of December 31, 2024
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(250,806)	(358,944)
Impact of changes in policy liability discount rate	257,785	381,289
Debt valuation adjustments	84	80
Defined benefit pension plans	9,670	9,085
Foreign currency translation adjustments	324,208	377,526
Net unrealized gains on derivative instruments	16,207	9,240

Total	357,148	418,276

(2) Condensed Consolidated Statements of Income (Unaudited)

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
	(millions of yen)
Revenues:
Finance revenues	260,096	245,873
Gains on investment securities and dividends	21,256	13,186
Operating leases	391,436	465,668
Life insurance premiums and related investment income	394,012	403,991
Sales of goods and real estate	261,439	272,143
Services income	715,517	753,623

Total Revenues	2,043,756	2,154,484

Expenses:
Interest expense	138,594	124,257
Costs of operating leases	266,402	293,495

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
	(millions of yen)
Life insurance costs	300,798	302,178
Costs of goods and real estate sold	187,249	198,276
Services expense	410,379	442,808
Other (income) and expense	187	17,959
Selling, general and administrative expenses	458,936	470,198
Provision for credit losses	14,299	13,364
Write-downs of long-lived assets	643	678
Write-downs of securities	262	547

Total Expenses	1,777,749	1,863,760

Operating Income	266,007	290,724
Equity in Net Income of Equity method investments	32,422	48,367
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	11,578	44,286

Income before Income Taxes	310,007	383,377
Provision for Income Taxes	92,382	111,678

Net Income	217,625	271,699

Net Income (Loss) Attributable to the Noncontrolling Interests	(1,645)	(265)

Net Income Attributable to the Redeemable Noncontrolling Interests	65	187

Net Income Attributable to ORIX Corporation Shareholders	219,205	271,777

Note:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the nine months ended December 31, 2023 have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
	(millions of yen)
Net Income:	217,625	271,699

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(53,066)	(108,151)
Impact of changes in policy liability discount rate	64,666	123,504
Net change of debt valuation adjustments	(149)	(4)
Net change of defined benefit pension plans	(84)	(592)
Net change of foreign currency translation adjustments	106,651	55,331
Net change of unrealized gains (losses) on derivative instruments	(3,012)	(6,441)
Total other comprehensive income	115,006	63,647

Comprehensive Income	332,631	335,346

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(639)	2,244

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	139	289

Comprehensive Income Attributable to ORIX Corporation Shareholders	333,131	332,813

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024, on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession:	Private equity investment and concession

Environment and Energy:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance:	Life insurance

Banking and Credit:	Banking and consumer finance

Aircraft and Ships:	Aircraft investment and management; ship-related finance and investment

ORIX USA:	Finance, investment and asset management in the Americas

ORIX Europe:	Asset management of global equity and fixed income

Asia and Australia:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for the nine months ended December 31, 2023 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Segment information for the nine months ended December 31, 2023 and nine months ended December 31, 2024 is as follows:

	Nine months ended December 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
	(millions of yen)
Finance revenues	46,582	4,647	3,773	1,103	212	59,814	5,981
Gains on investment securities and dividends	2,808	475	826	1,179	0	399	(24)
Operating leases	199,331	34,427	30,432	59	0	0	32,883
Life insurance premiums and related investment income	0	0	0	0	395,835	0	0
Sales of goods and real estate	2,767	70,985	179,965	2,787	0	0	97
Services income	80,300	226,831	58,405	119,015	1,828	5,051	5,890

Total Segment Revenue	331,788	337,365	273,401	124,143	397,875	65,264	44,827

Interest expense	4,059	2,217	2,550	7,772	1	3,857	8,390
Costs of operating leases	143,646	18,637	19,935	14	0	0	14,865
Life insurance costs	0	0	0	0	300,756	0	0
Costs of goods and real estate sold	2,291	56,749	123,538	1,617	0	0	96
Services expense	43,859	182,380	41,176	82,431	0	3,905	841
Other (income) and expense	12,582	191	(753)	(565)	(1)	(212)	(3,458)

	Nine months ended December 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
	(millions of yen)
Selling, general and administrative expenses	66,072	30,601	65,759	13,706	43,318	23,929	7,778
Provision for credit losses, and write-downs of long-lived assets and securities	365	452	201	48	(2)	6,224	(0)

Total Segment Expenses	272,874	291,227	252,406	105,023	344,072	37,703	28,512

Equity in Net income (Loss) of equity method investments and others	1,750	6,166	2,339	6,767	204	(205)	12,673

Segment Profits	60,664	52,304	23,334	25,887	54,007	27,356	28,988

Significant non-cash items:
Depreciation and amortization	113,834	13,698	20,473	18,511	14,652	1,254	15,969
Increase in policy liabilities and policy account balances	0	0	0	0	112,418	0	0
Expenditures for long-lived assets	135,471	43,239	14,767	38,708	241	9	160,229

	Nine months ended December 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
	(millions of yen)
Finance revenues	85,535	1,740	52,334	261,721
Gains on investment securities and dividends	8,235	6,499	279	20,676
Operating leases	983	0	89,624	387,739
Life insurance premiums and related investment income	0	0	0	395,835
Sales of goods and real estate	442	0	361	257,404
Services income	39,024	156,341	18,378	711,063

Total Segment Revenues	134,219	164,580	160,976	2,034,438

Interest expense	36,020	212	25,595	90,673
Costs of operating leases	362	0	66,702	264,161
Life insurance costs	0	0	0	300,756
Costs of goods and real estate sold	229	0	342	184,862
Services expense	2,485	39,713	11,243	408,033
Other (income) and expense	(995)	1,960	(1,266)	7,483
Selling, general and administrative expenses	63,086	94,831	30,648	439,728
Provision for credit losses, and write-downs of long-lived assets and securities	2,673	217	5,027	15,205

Total Segment Expenses	103,860	136,933	138,291	1,710,901

Equity in Net income (Loss) of equity method investments and others	5,227	2,775	7,358	45,054

Segment Profits	35,586	30,422	30,043	368,591

Significant non-cash items:
Depreciation and amortization	3,088	4,829	64,488	270,796
Increase in policy liabilities and policy account balances	0	0	0	112,418
Expenditures for long-lived assets	86	292	133,473	526,515

	Nine months ended December 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
	(millions of yen)
Finance revenues	46,552	3,608	9,092	895	229	44,241	4,670
Gains on investment securities and dividends	2,533	954	723	3,463	0	248	15
Operating leases	211,512	48,791	31,434	59	0	0	67,709
Life insurance premiums and related investment income	0	0	0	0	405,993	0	0
Sales of goods and real estate	2,850	78,491	183,946	2,332	0	0	520
Services income	80,853	238,393	47,485	129,836	(1)	2,202	11,038

Total Segment Revenues	344,300	370,237	272,680	136,585	406,221	46,691	83,952

Interest expense	5,168	1,822	2,613	9,135	153	4,455	13,930
Costs of operating leases	149,591	17,987	19,843	14	0	0	29,525
Life insurance costs	0	0	0	0	302,317	0	0
Costs of goods and real estate sold	2,272	64,362	127,365	1,294	0	0	491
Services expense	44,276	193,154	33,049	100,096	0	5,142	4,048
Other (income) and expense	13,147	1,282	(301)	1,503	(112)	(54)	1,595
Selling, general and administrative expenses	66,910	31,503	63,444	16,519	42,121	15,740	8,123
Provision for credit losses, and write-downs of long-lived assets and securities	1,724	61	109	258	7	586	(1)

Total Segment Expenses	283,088	310,171	246,122	128,819	344,486	25,869	57,711

Equity in Net income (Loss) of equity method investments and others	5,002	(410)	39,623	5,399	(0)	1,263	18,357

Segment Profits	66,214	59,656	66,181	13,165	61,735	22,085	44,598

Significant non-cash items:
Depreciation and amortization	117,513	14,223	19,084	24,732	14,955	441	22,582
Increase in policy liabilities and policy account balances	0	0	0	0	163,838	0	0
Expenditures for long-lived assets	153,997	64,839	12,845	30,768	90	14	227,595

	Nine months ended December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
	(millions of yen)
Finance revenues	77,857	3,181	56,457	246,782
Gains on investment securities and dividends	3,034	2,107	200	13,277
Operating leases	524	0	101,381	461,410
Life insurance premiums and related investment income	0	0	0	405,993
Sales of goods and real estate	410	0	596	269,145
Services income	35,095	188,136	17,642	750,679

Total Segment Revenues	116,920	193,424	176,276	2,147,286

Interest expense	31,186	539	31,735	100,736
Costs of operating leases	1,007	0	73,276	291,243
Life insurance costs	0	0	0	302,317
Costs of goods and real estate sold	236	0	534	196,554
Services expense	1,653	49,670	11,171	442,259

	Nine months ended December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
	(millions of yen)
Other (income) and expense	(2,695)	4,024	(1,324)	17,065
Selling, general and administrative expenses	67,624	102,149	33,295	447,428
Provision for credit losses, and write-downs of long-lived assets and securities	4,307	115	7,423	14,589

Total Segment Expenses	103,318	156,497	156,110	1,812,191

Equity in Net income (Loss) of equity method investments and others	14,234	1,214	7,738	92,420

Segment Profits	27,836	38,141	27,904	427,515

Significant non-cash items:
Depreciation and amortization	1,889	4,783	70,559	290,761
Increase in policy liabilities and policy account balances	0	0	0	163,838
Expenditures for long-lived assets	1,325	694	132,503	624,670

Segment information as of March 31, 2024 and December 31, 2024 is as follows:

	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
	(millions of yen)
Net investment in leases	567,735	51,978	1,238	3,104	0	0	0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
	(millions of yen)
Net investment in leases	505	0	530,426	1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

	As of December 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
	(millions of yen)
Net investment in leases	576,094	46,400	1,247	2,556	0	0	(1)
Installment loans	371,044	35	121,886	2,607	12,441	2,493,988	43,144
Investment in operating leases	560,999	307,094	57,864	238	26,658	0	682,322
Investment in securities	29,361	6,018	6,041	32,514	2,299,615	309,557	11,584
Property under facility operations and servicing assets	16,947	173,430	29,673	444,427	0	0	28
Inventories	504	179,616	42,013	3,385	0	0	1,425
Advances for finance lease and operating lease	3,710	82,438	11	0	0	0	20,665
Equity method investments	15,829	179,820	138,788	156,847	38,625	45,000	423,887
Advances for property under facility operations	0	7,829	146	57,397	0	0	0
Goodwill, intangible assets acquired in business combinations	25,825	51,325	346,065	118,551	4,452	0	45,663
Other assets	239,928	118,111	238,111	136,499	623,524	212,256	96,921

Segment Assets	1,840,241	1,152,116	981,845	955,021	3,005,315	3,060,801	1,325,638

	As of December 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
	(millions of yen)
Net investment in leases	492	0	569,015	1,195,803
Installment loans	680,003	0	317,473	4,042,621
Investment in operating leases	12,776	0	407,059	2,055,010
Investment in securities	527,664	97,272	37,584	3,357,210
Property under facility operations and servicing assets	80,918	0	1,859	747,282
Inventories	139	0	243	227,325
Advances for finance lease and operating lease	0	0	5,890	112,714
Equity method investments	58,761	12,911	277,091	1,347,559
Advances for property under facility operations	0	0	26	65,398
Goodwill, intangible assets acquired in business combinations	183,358	362,746	7,400	1,145,385
Other assets	149,906	242,674	124,269	2,182,199

Segment Assets	1,694,017	715,603	1,747,909	16,478,506

The reconciliation of segment totals to the condensed consolidated financial statement amounts is as follows:

	Nine months ended December 31, 2023	Nine months ended December 31, 2024
	(millions of yen)
Segment revenues:
Total revenues for segments	2,034,438	2,147,286
Revenues related to corporate assets	49,429	50,076
Revenues from inter-segment transactions	(40,111)	(42,878)

Total consolidated revenues	2,043,756	2,154,484

Segment profits:
Total profits for segments	368,591	427,515
Corporate profits (losses)	(57,520)	(44,274)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(1,064)	136

Total consolidated income before income taxes	310,007	383,377

(8) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the nine months ended December 31, 2024. Depreciation and amortization for the nine months ended December 31,2023 and 2024 were ¥273,535 million and ¥295,149 million, respectively.

(9) Subsequent Events

Cancellation of Own Shares

The Company cancelled its own shares pursuant to the share cancellation policy approved at the Board of Directors meeting held on October 28, 2019. The details of the cancellation of the Company’s own shares subsequent to the balance sheet date are as follows:

• Class of shares cancelled	Common shares

• Number of shares cancelled	51,998,810 shares

• Cancellation date	January 20, 2025.

ORIX CORPORATION

SENIOR DEBT SECURITIES

By this prospectus, ORIX Corporation, or ORIX, may offer and sell senior debt securities from time to time in one or more offerings at prices and on terms to be determined at or prior to the time of the applicable offering.

This prospectus provides you with a general description of the senior debt securities ORIX may offer and the manner in which they will be offered and sold.

Each time securities are sold using this prospectus, ORIX will provide a supplement to this prospectus that contains specific terms of the securities and describes the specific manner in which the securities will be offered and sold. The supplement may also add, update or change information contained in this prospectus. Before you invest in any of these securities, you should carefully read this prospectus and any applicable supplement, including documents incorporated by reference herein or therein.

The securities will be offered through underwriters, dealers or agents or directly to investors. The supplements to this prospectus will provide the specific terms of the plan of distribution.

The applicable prospectus supplement will contain information, where applicable, as to any listing on any securities exchange of the securities covered by the prospectus supplement.

Investing in the securities involves risk. See “Item 3. Key Information—Risk Factors” in ORIX’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and any additional risk factors included in the documents incorporated by reference into this prospectus and in any applicable prospectus supplement under the heading “Risk Factors.”

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 7, 2023.

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities which we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities and the offering. The prospectus supplement may also add, update or change information contained in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or conflicts with, the information contained in this prospectus. You should read this prospectus, any applicable prospectus supplement and any related free writing prospectus that we authorize to be delivered to you together with additional information described under the heading “Where You Can Find More Information” beginning on page 23 of this prospectus before purchasing any of our securities.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Neither we, nor any agent, underwriter or dealer has authorized any person to provide you with any information other than that contained or incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We and any agent, underwriter or dealer are not responsible for, and can provide no assurance as to the accuracy or reliability of, any other information that any other person may give you. Neither we, nor any agent, underwriter or dealer are making, nor will make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you, including any information incorporated by reference herein or therein, is accurate only as of each of their respective dates, even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered, or securities are sold, on a later date. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Unless the context otherwise requires, references in this prospectus and any supplement to this prospectus to “ORIX” refer to ORIX Corporation, and to “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries, taken as a whole. We use the word “you” to refer to prospective investors in the securities.

This prospectus and the information incorporated herein by reference contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

In this prospectus and any prospectus supplement, when we refer to “dollars,” “US$” and “$,” we mean U.S. dollars, and, when we refer to “yen” and “¥,” we mean Japanese yen. This prospectus contains a translation of certain Japanese yen amounts into U.S. dollars solely for your convenience.

Certain monetary amounts, ratios and percentage data included in this prospectus have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

Our head office is located at World Trade Center Building, SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-5135, Japan and the telephone number is +81-3-3435-3000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Written forward-looking statements may appear in documents filed with the SEC, including this prospectus and any prospectus supplement, documents incorporated by reference, reports to shareholders and other communications.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. We rely on this safe harbor in making forward-looking statements.

Words such as “believe,” “will,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “hope,” “may,” “plan,” “predict,” “probability,” “risk,” “would,” and similar expressions, among others, identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements, which include statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk” and elsewhere in our most recent annual report on Form 20-F, are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements.

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F. Other factors could also adversely affect our results or the accuracy of forward-looking statements in this prospectus, and you should not consider the factors discussed here or in “Item 3. Key Information—Risk Factors” of our most recent annual report on Form 20-F to be a complete set of all potential risks or uncertainties.

The forward-looking statements included or incorporated by reference in this prospectus are made only as of the dates on which such statements were made. We expressly disclaim any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ORIX CORPORATION

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. We were founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan’s leading financial services companies, providing a broad range of commercial and consumer finance products and services to Japanese and overseas customers.

For further information, see “Item 4. Information on the Company” of our most recent annual report on Form 20-F.

OFFERING INFORMATION

We may sell an indeterminate amount of senior debt securities from time to time through negotiated transactions with underwriters or with other persons, through a combination of such methods of sale or otherwise, including private sales. See “Plan of Distribution.” We may sell senior debt securities at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by agreement between us and underwriters, brokers, dealers or agents, or purchasers.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our consolidated capitalization and indebtedness at March 31, 2023. You should read this table together with our consolidated financial statements, including the notes thereto, and the other financial data appearing elsewhere, or incorporated by reference, in this prospectus.

As of March 31, 2023
(In millions of yen)
Indebtedness:
Total short-term debt (excluding current portion of long-term debt)	¥508,796
Total long-term debt	5,209,723

Total indebtedness	5,718,519

Equity:
Common stock: authorized – 2,590,000,000 shares issued – 1,234,849,342 shares	221,111
Additional paid-in capital	233,169
Retained earnings	3,031,942
Accumulated other comprehensive income (loss)	(8,381)
Treasury stock, at cost – 64,543,473 shares as of March 31, 2023	(121,256)

ORIX Corporation Shareholders’ Equity	3,356,585
Noncontrolling interests	70,715
Total equity	3,427,300

Total capitalization and indebtedness	¥9,145,819

(1)	For a discussion of secured indebtedness as of March 31, 2023, see Note 14 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
(2)	As of March 31, 2023, no material portion of our consolidated indebtedness was guaranteed. For the purpose of this note, guaranteed means guarantees provided by third parties.
(3)

We and certain subsidiaries guarantee loans made by banks and other financial institutions to third parties. For a discussion of guarantees by us as of March 31, 2023, see Note 30 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

(4)	Since March 31, 2023, and to the date of this prospectus, we have issued ¥20 billion total aggregate amount of unsecured senior debt securities in Japan.
(5)	Treasury stock includes 2,800,866 shares held through our Board Incentive Plan Trust as of March 31, 2023.
(6)

On May 10, 2023, we announced that our board of directors resolved to repurchase shares of our common stock. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 40,000,000 shares (approximately 3.4% of the total outstanding shares (excluding treasury shares)) and (ii) up to ¥50 billion between May 17, 2023 and March 31, 2024. Between May 17, 2023 and May 31, 2023, we repurchased 1,701,100 shares of our common stock for a total value of ¥4,060,766,300 and between June 1, 2023 and June 23, 2023, we repurchased 2,471,500 shares of our common stock for a total value of ¥6,145,646,250 on the Tokyo Stock Exchange. See Note 32 to the consolidated financial statements in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

USE OF PROCEEDS

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of senior debt securities offered by us will be used for general corporate purposes.

DESCRIPTION OF SENIOR DEBT SECURITIES

This prospectus describes certain general terms and provisions of the senior debt securities that we may offer from time to time in one or more offerings. The senior debt securities will be issued under the senior indenture, the form of which is included as an exhibit to the registration statement of which this prospectus is a part, or the Indenture, between ORIX and The Bank of New York Mellon, as trustee, or the trustee, in one or more series established from time to time by or pursuant to a board resolution and set forth in an officer’s certificate or in one or more indentures supplemental thereto. The specific terms and provisions of a particular series of senior debt securities being offered and the extent to which the general terms and provisions described in this prospectus apply to such senior debt securities, will be described in a supplement to this prospectus.

The Indenture is qualified under the Trust Indenture Act of 1939, as amended, or the TIA. The following is a summary of material provisions of the Indenture. It does not include all of the provisions of the Indenture or the senior debt securities. We urge you to read the Indenture (including any applicable supplement thereto) because it defines your rights. The terms of the senior debt securities include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The Indenture is included as an exhibit to the registration statement of which this prospectus is a part. The form of senior debt security to be offered and any applicable supplemental indenture will be filed with the SEC on Form 6-K as an exhibit to the registration statement of which this prospectus is a part and incorporated by reference into the registration statement of which this prospectus is a part or by a post-effective amendment to the registration statement of which this prospectus is a part.

The Indenture does not limit our ability to enter into a highly leveraged transaction or provide you with any special protection in the event of such a transaction. In addition, the Indenture does not provide special protection in the event of a sudden and dramatic decline in our credit quality resulting from a takeover, recapitalization or similar restructuring.

General

We may issue senior debt securities from time to time, in one or more series under a senior indenture between us and The Bank of New York Mellon, which we refer to as the trustee, dated as of July 18, 2017, as amended or supplemented from time to time. The senior debt securities will be our direct, unsecured and unsubordinated general obligations and will have the same rank in liquidation as all of our other unsecured and unsubordinated debt. All senior debt securities will be issued in fully registered form.

Specific Japanese and U.S. federal income tax consequences and other special considerations applicable to any series of senior debt securities issued by us will be described in the applicable prospectus supplement. Owners of senior debt securities or beneficial interests in senior debt securities may have to provide information relating to their jurisdiction of residency to avoid Japanese withholding taxes.

Payments

The senior debt securities may be denominated and payable in Japanese yen, U.S. dollars or other currencies. We may also issue debt securities from time to time with the principal amount or interest payable on any relevant payment date to be determined by reference to one or more currency exchange rates, securities or baskets of securities, commodity prices or indices. Holders of these types of debt securities will receive payments of principal or interest that depend upon the value of the applicable currency, security or basket of securities, commodity or index on the relevant payment dates.

The senior debt securities may bear interest at a fixed rate, which may be zero, a floating rate, or a rate which varies during the lifetime of the debt security. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

Terms Specified in the Applicable Prospectus Supplement

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to any offered senior debt securities:

•	the specific designation;

•	the aggregate principal amount, purchase price and denomination;

•	the currency in which the senior debt securities are denominated and/or in which principal, premium, if any, and/or interest, if any, is payable;

•	the date of maturity;

•	the interest rate or rates or the method by which the calculation agent will determine the interest rate or rates, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on the senior debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any redemption notice provisions;

•	whether we will issue the senior debt securities in definitive form and under what terms and conditions;

•	any agents for the senior debt securities, including trustees, depositaries, authenticating or paying agents, transfer agents or registrars;

•

whether and under what circumstances we will pay additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those senior debt securities rather than pay the additional amounts;

•	whether certain payments on the senior debt securities will be guaranteed under a financial insurance guaranty policy and the terms of that guaranty;

•	any applicable selling restrictions;

•	whether we will be able to “reopen” a previous issue of a series of senior debt securities and issue additional senior debt securities of that series; and

•

any other specific terms of the senior debt securities, including any modifications to or additional events of default, covenants or modified or eliminated acceleration rights, and any terms required by or advisable under applicable laws or regulations, including laws and regulations that stipulate requirements for the senior debt securities to be afforded certain capital treatment for regulatory or other purposes.

Some of the senior debt securities may be issued as original issue discount senior debt securities. Original issue discount securities bear no interest or bear interest at below-market rates and may be sold at a discount below their stated principal amount. The applicable prospectus supplement will contain information relating to any material income tax, accounting, and other special considerations applicable to original issue discount senior debt securities.

Registration and Transfer of Senior Debt Securities

Holders of senior debt securities may present senior debt securities for exchange, and holders of registered senior debt securities may present these securities for transfer, in the manner, at the places and subject to the restrictions stated in the senior debt securities and described in the applicable prospectus supplement. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations or requirements provided in the Indenture or an applicable supplemental indenture or order under which that series of senior debt securities is issued. If any of the securities are held in global form, the procedures for transfer of interests in those securities will depend upon the procedures of the depositary for those global securities.

Authentication and Delivery

Under the Indenture, we may deliver senior debt securities of any series to the trustee for authentication, and the trustee or its agent shall then authenticate and deliver such securities to or upon our written order, signed by an authorized officer of ours, without any further action by us. In authenticating the senior debt securities and accepting the additional responsibilities under the Indenture the trustee shall be entitled to receive, and shall be fully protected in relying upon, various documentation from us, including copies of the resolution of our board of directors authorizing the issuance of securities, any supplemental indentures, officer’s certificates and opinions from legal counsel.

Under the Indenture, the trustee also has the right to decline to authenticate and deliver any senior debt securities if the trustee, being advised by counsel, determines that we may not lawfully issue the senior debt securities or if the trustee in good faith determines that allowing us to issue the senior debt securities would expose the trustee to personal liability to our existing senior debt security holders.

Events of Default under the Indenture

The Indenture provides holders of senior debt securities with remedies if we fail to perform specific obligations, such as making payments on the senior debt securities, or if we become bankrupt. Holders should review these provisions and understand which actions trigger an event of default and which actions do not. The Indenture permits the issuance of senior debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series-by-series basis.

An event of default is defined under the Indenture, with respect to any series of senior debt securities issued under that Indenture, as any one or more of the following events, subject to modification in a supplemental indenture, each of which we refer to in this prospectus as an event of default, having occurred and be continuing:

•	default is made for more than 15 days in the payment of principal and premium, if any, and for more than 30 days in the payment of interest in respect of such series of the securities;

•	we are in default in the performance of any provision of the Indenture for a period of 90 days after receipt of notice from the trustee, or 25% of the holders of such series, of such default;

•

due to our default, we (i) are bound to repay prematurely indebtedness for borrowed moneys with a total outstanding principal amount of $75,000,000 (or its equivalent in any other currency or currencies) or greater, (ii) have defaulted in the repayment of any such indebtedness at the later of its maturity or the expiration of any applicable grace period or (iii) have failed to pay when properly called on to do so any guarantee of any such indebtedness, and in any such case the acceleration, default or failure to pay is not being contested in good faith and not cured within 15 days of such acceleration, default or failure to pay;

•	a final and non-appealable order is made or an effective resolution is passed for our winding up or liquidation;

•	an encumbrancer shall have taken possession, in bankruptcy, of all or substantially all of our assets and such possession continues for 90 days;

•	we shall cease to carry on business or shall be unable to pay our debts as and when they fall due;

•	we become bankrupt, insolvent or become subject to reorganization under any applicable bankruptcy, civil rehabilitation, reorganization, insolvency or insolvency related law; or

•	any other event of default provided in the supplemental indenture under which that series of senior debt securities is issued.

Provision and Withholding of Notice of Default. Pursuant to the Indenture, the trustee shall give notice by mail to the holders of any series of senior debt securities of all defaults known to the trustee which have occurred with respect to such series. The trustee shall transmit the notice within 90 days after the occurrence of an event of default, unless the defaults have been cured before the transmission of such notice. However, except in the case of default in the payment of principal of or interest on, or in the payment of any sinking or purchase fund installment with respect to the senior debt securities of any series, the trustee may withhold notice of default if and so long as the board of directors, the executive committee, or a trust committee of directors of the trustee determine in good faith that the withholding of the notice is in the interests of the holders of such series.

Acceleration of Senior Debt Securities Upon an Event of Default

The Indenture provides that, unless otherwise set forth in a supplemental indenture:

•

if an event of default occurs due to specified events of bankruptcy, insolvency or reorganization, the principal of all senior debt securities and interest accrued on the senior debt securities to be due and payable immediately; and

•

if any other event of default occurs and is continuing, either the trustee (subject to receiving indemnity and/or security to its satisfaction) or the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, voting separately by series, by notice in writing to us may declare the principal of and accrued interest on the senior debt securities of such series to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults

In some circumstances, if any or all of the events leading to acceleration under the Indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders under such indenture of a majority in aggregate principal amount of the securities of the affected series may annul past declarations of acceleration or waive past defaults of the senior debt securities with respect to such series.

Application of Proceeds

Any money collected from us by a trustee under the Indenture by acceleration, through insolvency proceedings or by other means as a result of our breach of the terms of the Indenture, shall be applied in the order described below:

•

first, to the payment of fees, costs and expenses applicable to the series of senior debt securities for which money was collected, including reasonable compensation to the applicable trustee and any agent and expenses and costs properly incurred (including any amounts to which the trustee, each predecessor trustee or any agent are entitled to indemnification by us and fees and properly incurred expenses of its counsel);

•	second, if payment is not due on the principal of the series of senior debt securities for which money was collected, to the payment of interest on the series in default;

•	third, if payment is due on the principal of the series of senior debt securities for which money was collected, to the payment of the whole amount then owing and unpaid upon all of the senior debt securities of such series for principal and interest; and in the case the money collected shall be insufficient to pay in full the whole amount so due and unpaid upon the senior debt securities of such series, then to the payment of principal and interest without preference or priority of principal over interest, ratably to the aggregate of such principal and accrued and unpaid interest; and

•	finally, to the payment of the remainder, if any, to us or any other person lawfully entitled thereto.

Paying Agents

Whenever we appoint a paying agent to make payments required under the Indenture and the relevant series of securities, such paying agent will hold all sums received by it for the payment of the principal and interest on the securities in trust for the benefit of the holders of the securities and will make payments to such holders as provided for in the Indenture and the securities.

Indemnification of Trustee for Actions Taken on Your Behalf

The Indenture provides that the trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of senior debt securities issued under the Indenture relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. In addition, the Indenture contains a provision entitling the trustee, subject to the duty of the trustee to act with the required standard of care during a default, to be indemnified and/or secured to the trustees’ satisfaction by the holders of senior debt securities issued under the Indenture before proceeding to exercise any right or power at the request of holders. Subject to these provisions and specified other limitations, the holders of a majority in aggregate principal amount of each series of outstanding senior debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder

The Indenture provides that no individual holder of senior debt securities may institute any action against us under the Indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•	the holders of not less than 25% in aggregate principal amount of the outstanding senior debt securities of each affected series, treated as one class, must have:

•	requested the trustee in writing to institute that action; and

•	offered the trustee indemnity and/or security to its satisfaction;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•

the holders of a majority in principal amount of the outstanding senior debt securities of each affected series, voting as one class, must not have given directions in writing to the trustee inconsistent with those of the holders referred to above.

The Indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Covenants

Our covenants and agreements relating to a series of senior debt securities will be set forth in the applicable prospectus supplement.

Consolidation, Merger, Conveyance or Transfer. The Indenture contains provisions permitting us, without the consent of the holders of senior debt securities, to consolidate with or merge into any other corporation or convey or transfer all or substantially all of our assets to any person or persons, provided that the successor corporation or corporations, if an entity other than we, assume our obligations on the senior debt securities and under the Indenture and certain other conditions are met.

Evidence of our Compliance. There are provisions in the Indenture requiring us to furnish to the trustee each year a brief certificate from our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants under the Indenture.

SEC Reports by us. The Indenture requires us to file with the trustee copies of the annual report or information we file with the SEC within 30 days after we file such reports or information with the SEC.

Discharge, Defeasance and Covenant Defeasance

Unless otherwise set forth in a supplemental indenture, we have the ability to eliminate most or all of our obligations on any series of senior debt securities prior to maturity if we comply with the following provisions:

Discharge of Indenture. We may discharge all of our obligations, other than as to transfers and exchanges, under the Indenture after we have:

•	paid or caused to be paid the principal of and interest on all of the outstanding senior debt securities in accordance with their terms;

•	delivered to the paying agent for cancellation all of the outstanding senior debt securities; or

•

irrevocably deposited with the trustee cash or, in the case of a series of senior debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of senior debt securities issued under the Indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, those senior debt securities. However, the deposit of cash or U.S. government obligations for the benefit of holders of a series of senior debt securities that are due and payable, or are scheduled for redemption, within one year will discharge obligations under the Indenture relating only to that series of senior debt securities.

Defeasance of a Series of Securities at Any Time. We may also discharge all of our obligations, other than as to transfers and exchanges, under any series of senior debt securities at any time, which is referred to in this prospectus as defeasance. Alternatively, we may be released with respect to any outstanding series of senior debt securities from the obligations imposed by the covenants described above limiting consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called covenant defeasance.

Defeasance or covenant defeasance may be effected only if, among other things:

•

we irrevocably deposit with the trustee cash or, in the case of senior debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of and interest on, and any mandatory sinking fund payments for, all outstanding senior debt securities of the series being defeased; and

•	we deliver to the trustee an opinion of counsel who shall be reasonably satisfactory to the trustee to the effect that:

•

the beneficial owners of the series of senior debt securities being defeased will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance; and

•

the beneficial owners of the series of senior debt securities being defeased will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred.

In the case of a defeasance, the opinion must be based on a ruling of the U.S. Internal Revenue Service or a change in U.S. federal income tax law occurring after the date of the Indenture, since that result would not occur under current tax law.

Modification of the Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of senior debt securities issued under the Indenture to:

•	secure any senior debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of senior debt securities;

•	cure any ambiguity or correct any defect or inconsistency;

•	establish the forms or terms of senior debt securities of any series; or

•	evidence the acceptance of appointment by a successor trustee.

Modification with Consent of Holders. Each of we and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding senior debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the holders of the senior debt securities issued pursuant to the Indenture. However, we and the trustee may not make any of the following changes to any outstanding senior debt security without the consent of each holder that would be affected by the change:

•	extend the final maturity of the security or of any installment of principal of any such security;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change any of our obligations to pay any additional amounts on senior debt securities for any tax, assessment or governmental charge withheld or deducted (if any);

•	change the currency in which the principal, including any amount of original issue discount, premium, or interest on the security is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•

alter the terms on which holders of the senior debt securities may convert or exchange senior debt securities for stock or other securities or for other property or the cash value of the property, other than in accordance with the anti-dilution provisions or other similar adjustment provisions included in the terms of the senior debt securities;

•	impair the right of any holder to institute suit for the enforcement of any payment on any senior debt security when due; or

•	reduce the percentage of senior debt securities the consent of whose holders is required for modification of the Indenture.

Form of Senior Debt Security

Each senior debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form.

Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable.

Global securities name a depositary or its nominee as the owner of the senior debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative.

New York Law to Govern

The Indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Consent to Service of Process and Submission to Jurisdiction

Under the Indenture, we irrevocably designate ORIX Corporation USA as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the Indenture or any senior debt securities issued thereunder brought in any federal or state court in The City of New York, New York, and we irrevocably submit to the jurisdiction of those courts.

Information Concerning the Trustee

Information about the trustee applicable to an issuance of senior debt securities may be set forth by amendment to this prospectus or in the applicable prospectus supplement. We and our subsidiaries may maintain ordinary banking relationships and custodial facilities with the trustee and its affiliates.

CLEARANCE AND SETTLEMENT

Senior debt securities that ORIX issues may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by The Depository Trust Company, or DTC, in the United States, Clearstream Banking, S.A., or Clearstream, in Luxembourg, and the Euroclear System, or Euroclear, in Belgium. These systems have established electronic securities and payment, transfer, processing, depositary and custodial links among themselves and others, either directly or indirectly through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for securities we issue in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers, and the senior debt securities will be cleared and settled on a delivery against payment basis.

If we issue senior debt securities to you outside of the United States, its territories and possessions, you must initially hold your interests through Euroclear, Clearstream or the clearance system that is described in the applicable prospectus supplement.

Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities.

Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in the names of Clearstream and Euroclear on the books of their respective depositories, which, in the case of securities for which a global security in registered form is deposited with DTC, in turn hold such interests in customers’ securities accounts in the depositories’ names on the books of DTC.

The policies of DTC, Clearstream and Euroclear will govern payments, transfers, exchanges and other matters relating to your interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

DTC

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants. DTC also facilitates the post-trade settlement among its participants of sales and other securities transactions in such securities through electronic computerized book-

entry transfers and pledges between its participants’ accounts, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant of DTC, either directly or indirectly. According to DTC, the foregoing information with respect to DTC and DTC’s book-entry system has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream

Clearstream has advised us that it is incorporated as a limited liability company under Luxembourg law. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thus eliminating the need for physical movement of certificates. Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic communications platform with Euroclear Bank SA/NV, the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered credit institution in Luxembourg, Clearstream is supervised by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters for the senior debt securities offered under any prospectus supplement. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the senior debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

Euroclear is operated by Euroclear Bank SA/NV, or the Euroclear Operator, under contract with Euroclear plc, a U.K. corporation. The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for the senior debt securities offered under any prospectus supplement. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Euroclear Operator is a Belgian bank. The Belgian Banking Commission and the National Bank of Belgium regulate and examine the Euroclear Operator.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law, govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern transfers of securities and cash within Euroclear; withdrawal of securities and cash from Euroclear; and receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to senior debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

Settlement

You will be required to make your initial payment for the senior debt securities in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (based on European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving senior debt securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of senior debt securities received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such senior debt securities settled during such processing will be reported to the relevant Clearstream participants or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of senior debt securities by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of senior debt securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Other Clearing Systems

ORIX may choose any other clearing system for a particular series of securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

TAXATION

The material Japanese tax and U.S. federal income tax consequences relating to the purchase and ownership of the senior debt securities offered by this prospectus will be set forth in the applicable prospectus supplement.

CERTAIN BENEFIT PLAN INVESTOR CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, and/or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, impose certain requirements on (a) employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, (b) individual retirement accounts, “Keogh plans” and other arrangements subject to Section 4975 of the Code, (c) entities whose underlying assets include “plan assets” of any such plan, account or arrangement described in clause (a) or (b) by reason of any such plan’s, account’s, or arrangement’s investment therein (we refer to the foregoing described in clauses (a), (b) and (c), collectively, as “Plans”) and (d) persons who are fiduciaries with respect to Plans. In addition, certain governmental, church and non-U.S. plans (collectively, “Non-ERISA Arrangements”) are not subject to such provisions of ERISA or the Code, but may be subject to other federal, state, local or non-U.S. laws that are similar to such provisions of ERISA or the Code (each, a “Similar Law”).

Each fiduciary of a Plan or Non-ERISA Arrangement should consider the fiduciary standards of ERISA, the Code or any other applicable Similar Laws in the context of the Plan’s or Non-ERISA Arrangement’s particular circumstances before authorizing an investment in the senior debt securities offered by this prospectus. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence, diversification, delegation of control, and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws and would be consistent with the documents and instruments governing the Plan or Non-ERISA Arrangement.

In addition to ERISA’s general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and persons who have specified relationships to the Plan, i.e., “parties in interest” as defined in ERISA or “disqualified persons” as defined in Section 4975 of the Code (we refer to the foregoing, collectively, as “parties in interest”) unless exemptive relief is available under a statutory or administrative exemption. Parties in interest that engage in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a Plan fiduciary considering an investment in the senior debt securities offered by this prospectus should also consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or Section 4975 of the Code. For example, the senior debt securities may be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a party in interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption. As a result of our business, we and our affiliates may be parties in interest with respect to many Plans, and such parties in interest may also include, without limitation, the trustee and any agents for the senior debt securities, including trustees, depositaries, authenticating or paying agents, transfer agents or registrars, as well as their affiliates.

In this regard, each purchaser that is, or is acting on behalf of, a Plan, and proposes to purchase the senior debt securities, should consider the exemptive relief available under the following prohibited transaction class exemptions, or PTCEs: (A) the in-house asset manager exemption (PTCE 96-23), (B) the insurance company general account exemption (PTCE 95-60), (C) the bank collective investment fund exemption (PTCE 91-38), (D) the insurance company pooled separate account exemption (PTCE 90-1) and (E) the qualified professional asset manager exemption (PTCE 84-14). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the senior debt securities and related lending transactions, provided that neither the party in interest nor its affiliates has or exercises any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the senior debt securities.

Each purchaser or holder of the senior debt securities offered by this prospectus, and each fiduciary who causes any entity to purchase or hold the senior debt securities, shall be deemed to have represented and warranted, on each day such purchaser or holder holds such senior debt securities, that either (i) it is neither a Plan nor a Non-ERISA Arrangement and it is not purchasing or holding the senior debt securities on behalf of or with the assets of any Plan or Non-ERISA Arrangement; or (ii) its purchase, holding and disposition of such senior debt securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any provision of any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the senior debt securities on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement, consult with their counsel regarding the potential applicability of Title I of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the senior debt securities.

Each purchaser and holder of a senior debt security offered by this prospectus will have exclusive responsibility for ensuring that its purchase and holding of the senior debt security does not violate the fiduciary or prohibited transaction rules of ERISA or the Code or the provisions of any applicable Similar Law. Nothing herein shall be construed as a representation that an investment in the senior debt securities would meet any or all of the relevant legal requirements with respect to investments by, or is appropriate for, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement. In addition, neither this discussion nor anything in this prospectus is or is intended to be investment advice directed at any potential purchaser that is a Plan or Non-ERISA Arrangement, or at such purchasers generally.

PLAN OF DISTRIBUTION

We may offer the securities described in this prospectus in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	by ourselves directly;

•	through agents;

•	through one or more special purpose entities;

•	through an exchange distribution in accordance with the rules of the applicable exchange; or

•	through a combination of any of these methods of sale.

The prospectus supplement relating to an offering of securities will set forth the terms of the offering, including:

•	a description of the transaction and the securities to be offered;

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation;

•	the public offering price;

•	any discounts or concessions to be allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in an offering of the securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the underwriters will not be obligated to purchase securities that are offered unless specified conditions are satisfied, and, unless otherwise set forth in the prospectus supplement, if the underwriters do purchase any securities, they will purchase all securities that are offered.

In connection with underwritten offerings of the securities offered by this prospectus and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the securities offered by this prospectus at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise. Underwriters are not required to engage in any of these activities or to continue these activities if commenced.

If dealers are utilized in the sale of securities offered by this prospectus, we will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by the dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Securities may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to the agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of the contracts.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification by us relating to material misstatements or omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us and our subsidiaries or affiliates in the ordinary course of business.

Each series of senior debt securities offered by this prospectus will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in the offered securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities offered by this prospectus may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for any senior debt securities offered by this prospectus.

EXPERTS

The consolidated financial statements and financial statement schedule II of ORIX Corporation and its subsidiaries as of March 31, 2022 and 2023 and for each of the years in the three-year period ended March 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2023, have been incorporated by reference herein in reliance upon the reports of KPMG AZSA LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of March 31, 2023, contains an explanatory paragraph that states management excluded DHC Corporation’s internal control over financial reporting from its assessment of the effectiveness of ORIX Corporation’s internal control over financial reporting as of March 31, 2023.

KPMG AZSA LLC’s address is 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo 162-8551, Japan.

LEGAL MATTERS

The validity of the offered securities with respect to United States federal law and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, our United States counsel. Mitsui Company, our Japanese counsel, will pass upon certain legal matters as to Japanese law for us. Simpson Thacher & Bartlett LLP, United States counsel to any underwriters, dealers or agents, will pass upon certain legal matters as to United States federal law and New York State law for them.

ENFORCEMENT OF CIVIL LIABILITIES

ORIX is a joint stock company incorporated in Japan. Most or all of our directors and executive officers are residents of countries other than the United States. Although some of our affiliates have substantial assets in the United States, substantially all of our assets and the assets of our directors and executive officers (and certain experts named herein) are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors and executive officers or to enforce against us or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. We have been advised by our Japanese counsel, Mitsui Company, that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, even if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce it directly in Japan.

Our agent for service of process is ORIX Corporation USA.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. We are subject to the information requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual reports, special reports and other information with the SEC. You may read and copy any of this information in the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by us or as may be otherwise required.

Our American Depositary Shares, each of which represents five shares, are listed on the New York Stock Exchange under the trading symbol “IX.”

Incorporation by Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our annual report on Form 20-F for the fiscal year ended March 31, 2023 filed on June 26, 2023 (File Number 001-14856).

All subsequent documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus. In addition, any Form 6-K subsequently submitted to the SEC specifying that it is being incorporated by reference into this prospectus shall be deemed to be incorporated by reference. Documents incorporated by reference shall become a part of this prospectus on the respective dates the documents are filed or furnished with the SEC.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon written or oral request, we will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any document that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents by writing or telephoning us at:

ORIX Corporation

World Trade Center Building, SOUTH TOWER

2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-5135, Japan

+81-3-3435-3000

Except as described above, no other information is incorporated by reference in this prospectus, including, without limitation, information on our internet site at http://www.orix.co.jp.

ORIX CORPORATION

U.S.$500,000,000 5.400% Senior Notes due 2035

PROSPECTUS SUPPLEMENT

Goldman Sachs & Co. LLC BofA Securities Citigroup J.P. Morgan Morgan Stanley

ANZ

BNP PARIBAS

Crédit Agricole CIB

Daiwa Capital Markets

Deutsche Bank Securities

Mizuho

Nomura

SMBC NIKKO

February 18, 2025